Exhibit 99.2

2018

Notice and Management Information Circular

Franco Nevada

The GOLD Investment that WORKS

10 YEARS SINCE IPO

Dear Shareholders:

March 22, 2018

This letter marks the completion of our 10th full year since Franco-Nevada was reborn as a public company with our Initial Public Offering (“IPO”) in late 2007.  Over those 10 years, our business model has created true shareholder value.  Franco-Nevada’s share price has outperformed both gold and all the relevant comparable gold equity benchmarks.  Over those 10 years, our shareholders have realized a compounded annual total return of 19.5%.  In 2017, we increased dividends for the tenth consecutive year and dividends reached US$168 million.  This is the largest payout in the gold industry and speaks to the strength of our business model and quality of our portfolio.  Our year-end market capitalization of over US$14 billion ranks us among the largest global gold companies. We are proud to continue to showcase Franco-Nevada as the gold investment that works.

During the bull commodity market, many mining companies financed growth projects and acquisitions with debt.  In the downturn, they were forced to retrench and sell assets.  Even though we believe the gold price will trade higher in the longer term, this will always be a cyclical business with periods of consolidation.  We have created a great deal of value over the years by being counter-cyclical and making investments when others could not.

Our portfolio became stronger and more diversified with the addition of streams over major long-life and low-cost mines during the 2014-2016 commodity downturn.  In 2017 and early this year we increased our gold & silver from the Cobre Panama project.  We expect this investment will generate further growth for Franco-Nevada as production ramps up starting in 2019.  We have also added to our oil & gas royalties both in Canada and in the Permian and Anadarko shale basins in the U.S.  In the past 18 months, Franco-Nevada has invested over US$1 billion to expand its portfolio using available cash on-hand and its strong free cash-flow.  Franco-Nevada remains debt free.

Our aspiration is to make Franco-Nevada the “go to” gold stock for any generalist investor.  We believe that our emphasis on paying dividends, avoiding debt, minimizing risk through a diversified royalty and stream portfolio and maintaining high governance standards is what generalist investors want.  In a world confronted by political volatility and financial market instability, making Franco-Nevada a low risk gold investment, with a dividend and leverage to gold, is the right strategy.

Franco-Nevada operates with a small team of highly dedicated professionals.  Even though we have experienced substantial growth in the number of our assets and revenues, our overheads have remained low.  Franco-Nevada’s success is a reflection of the hard work of the team guided by an experienced and engaged board of directors.  All of them have a material stake in the company and act as owners.

Graham Farquharson has served as a director for over 10 years and will not be standing for reelection at the upcoming annual meeting.  He has been an outstanding director, and happily, he has agreed to take on the role of “honorary director”.  We look forward to the ongoing benefit of his wise counsel.

To our shareholders, we thank you for your continuing support and investment with us.  Please consider the resolutions in this circular for our upcoming shareholders’ meeting.  We look forward to meeting many of you personally on May 9th.

“Pierre Lassonde” “David Harquail” Chair President & CEO	TMX 10th Anniversary bell ringing – December 20, 2017

Notice of Annual and Special meeting of shareholders

Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”)

Date:	Wednesday, May 9, 2018

Time:	4:00 p.m. (Toronto time)

Place:	The TMX Broadcast Centre, The Exchange Tower 130 King Street West, Toronto, Ontario M5X 1J2

Items of Business:	√	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2017, together with the auditors’ report thereon;

	√	to elect the directors of the Corporation;

√

to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

	√	to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation;

	√	to consider and, if thought appropriate, pass, with or without variation, resolutions approving certain amendments to the Corporation's share compensation plan; and

	√	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular dated March 22, 2018 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders are encouraged to vote.  Registered shareholders as of the close of business on March 16, 2018 will be entitled to receive notice of, and vote at, the Meeting and any adjournment thereof.

Registered shareholders who are unable to be present at the Meeting in person, may vote their shares by proxy.  Instructions on how to complete and return the proxy are provided with the form of proxy. To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 7, 2018 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

By order of the Board of Directors

“Lloyd Hong”

Chief Legal Officer & Corporate Secretary

Dated at Toronto, the 22nd day of March, 2018.

PROXY INFORMATION – Q&A

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Wednesday, May 9, 2018, at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).

Who can vote?

The directors have fixed March 16, 2018 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Shareholders of record on such date are entitled to vote at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. The total cost of the solicitation will be borne directly by the Corporation.

Who votes my shares and can I appoint someone else?

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on behalf of such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the form of proxy.

A shareholder who has given a proxy may revoke it:

(i) by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:

a. at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or

b. with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or

(ii) in any other manner permitted by law.

How will my shares be voted?

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.

How do I vote if I am not a registered shareholder?

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold

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their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. More particularly, a person is a Beneficial Shareholder in respect of common shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary that the Beneficial Shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or the Depository Trust Company (“DTC”)), of which the intermediary is a participant. The vast majority of such shares are registered under the name of CDS or DTC, which act as nominee for many brokerage firms. Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge supplies a voting instruction form (“VIF”) and asks Beneficial Shareholders to complete and return the VIF to Broadridge in accordance with the instructions set out in the VIF. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. The Corporation does intend to pay for an intermediary to deliver the proxy-related materials and related forms to Beneficial Shareholders.

Can I vote by phone or online?

Both our transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) and Broadridge provide telephone voting and Internet voting instructions on the form of proxy for registered shareholders and the VIF for Beneficial Shareholders, respectively.

What if I wish to attend and vote at the Meeting in person?

If you are a registered shareholder, please do not complete your form of proxy and instead register with the Transfer Agent when you arrive at the Meeting.

If you are a Beneficial Shareholder, and wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the Meeting or any adjournment or postponement thereof, please follow the instructions contained in the VIF.

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MANAGEMENT INFORMATION CIRCULAR

Except where otherwise indicated, this Circular contains information as of the close of business on March 22, 2018.

Voting Securities and Principal Holders Thereof

As at March 22, 2018, there were 185,930,331 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, there are no persons or companies beneficially owning, or exercising control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Change in Reporting Currency

Please note that all dollar amounts reported in this Circular are reported in Canadian dollars and the symbol $ refers to the Canadian dollar, unless otherwise indicated.  In previous years, the Corporation reported in U.S. dollars as this is the currency the Corporation uses for its financial statements.  The Corporation has determined to report in Canadian dollars in this Circular as all amounts paid to the directors and the Named Executive Officers (as defined herein) are paid in Canadian dollars.  By eliminating foreign exchange conversions, the Corporation hopes to facilitate readers’ understanding of the compensation discussion in this Circular.

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BUSINESS OF THE MEETING

Item 1 – Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2017 and the auditors’ report thereon will be placed before the shareholders at the Meeting. The audited consolidated financial statements are available from the Corporation upon request or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com.

Item 2 – Election of Directors

At the Meeting, it is proposed that eight directors be elected to the board of directors of the Corporation (the “Board”).  Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of the Corporation, he or she resigns from office or becomes disqualified to act as a director of the Corporation.

For further information, on the director nominees, director compensation and our corporate governance practices, please refer to pages 7 to 29 of this Circular.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

The Board has adopted a policy on majority voting. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have the confidence of the shareholders must immediately submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will refer the resignation to the Compensation and Corporate Governance Committee (the “CCGC”) for consideration. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board or the CCGC at which the resignation is considered. The Board will promptly accept the resignation unless the CCGC determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting.

Item 3 – Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

Fees

For the years ended December 31, 2017 and 2016, PricewaterhouseCoopers LLP was paid fees in Canadian dollars from the Corporation as detailed below:

	Dec 31, 2017		Dec 31, 2016

Audit Fees	$857,800	(1)	$470,845	(1)

Audit-Related Fees	$70,000		$243,000

Tax Fees	Nil		Nil

Other Fees	Nil		Nil

Total Fees	$927,800		$713,845

Note

(1)	Fees are reported on a cash basis and fees paid in 2017 include payment of certain invoices issued in respect of 2016.

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For the year ended December 31, 2017, “Audit-Related Fees” noted above included $55,000 and $15,000 for services related to: (i) the French translation of documents, and (ii) ESTMA reporting, respectively.  For the year ended December 31, 2016, “Audit-Related Fees” noted above included $175,000 and $68,000 for services related to: (i) the Corporation’s shelf prospectus and equity issue, and (ii) the French translation of documents, respectively.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the Audit and Risk Committee (“ARC”), has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; and (j) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Item 4 – “Say-on-Pay” Advisory Resolution

Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 22, 2018.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution.

Since the vote is advisory, it will not be binding on the Board or the CCGC. However, the Board and, in particular, the CCGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. The Corporation’s approach to executive compensation was accepted at the previous shareholder meeting in 2017. This advisory vote indicated “for” 75,402,453 (89.57%) and “against” 8,782,247 (10.43%). For further information on the Corporation’s approach to executive compensation, please refer to pages 30 to 52 of this Circular.

Item 5 – Amended and Restated Share Compensation Plan

Shareholders of the Corporation are being asked to vote “for” or “against” certain amendments to the Corporation’s share compensation plan (the “Amended and Restated Share Compensation Plan”) through the following resolution (the “Share Compensation Plan Resolution”):

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BE IT RESOLVED THAT:

1.	The increase to the maximum number of common shares issuable under such Amended and Restated Share Compensation Plan as described in the Circular is hereby approved, ratified and confirmed;
2.

The amendments to the participation limits for non-employee directors under the Amended and Restated Share Compensation Plan as described in the Circular, are hereby approved, ratified and confirmed; and

3.

Any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.

The Board recommends to shareholders of the Corporation that they vote FOR the Share Compensation Plan Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Share Compensation Plan Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Share Compensation Plan Resolution.

Shareholders approved the Corporation’s share compensation plan (the “2010 Share Compensation Plan”) at its 2010 annual meeting. On March 7, 2018, the Board adopted the Amended and Restated Share Compensation Plan, subject to receiving shareholder approval at the meeting for those amendments set out in the Share Compensation Plan Resolution.  For a summary of the Amended and Restated Share Compensation Plan including the amendments to the 2010 Share Compensation Plan, please refer to pages 53 to 57 of this Circular. Such summary is qualified in its entirety by the full text of the Amended and Restated Share Compensation Plan, which is set out in Schedule “A” to this Circular. Shareholders are encouraged to read the full text of the Amended and Restated Share Compensation Plan before voting on this resolution.

If shareholders of the Corporation do not approve the Share Compensation Plan Resolution, the Amended and Restated Share Compensation Plan will terminate and the 2010 Share Compensation Plan will continue in force but without giving effect to the amendments. Options and restricted share units granted under the 2010 Share Compensation Plan will continue unaffected.

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DIRECTOR INFORMATION

Nominee Information

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state, and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships on the ARC or CCGC, as applicable; their attendance at Board meetings; their attendance at ARC and CCGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; their voting results at previous shareholder meetings; and current other board and committee memberships (including interlocks), all as at March 22, 2018.

For additional information regarding compensation, options and minimum ownership requirements, please see “Director Compensation” in this section.

Pierre Lassonde(1)

Pierre Lassonde is the independent Chair of the Board. In this capacity, Mr. Lassonde provides leadership to the Board of Directors in discharging their duties but is not actively involved in the day-to-day operations of the Corporation.  For further details, please see “Statement of Governance Practices – Chair of the Board”.  Mr. Lassonde formerly served as President of Newmont Mining Corporation (“Newmont”) from 2002 to 2006 and as a director and Vice-Chair of Newmont until November 30, 2007.  Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-CEO (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”).  Mr. Lassonde also served as President and CEO of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada.  Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002 and of New Gold Inc. from 2008 to 2016.  Mr. Lassonde is past Chair and a past director of the World Gold Council, past Chair of the Quebec National Art Museum and a director of Enghouse Systems Limited.  Mr. Lassonde received his Chartered Financial Analyst designation from the CFA Institute in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967.  Mr. Lassonde was appointed a Member of the Order of Canada in 2002, was inducted into the Canadian Mining Hall of Fame in 2013 and was appointed Chair of the Canadian Council for the Arts in July 2015.

Toronto, Ontario, Canada	Securities Held
Director Since: Nov 12, 2007			At-Risk Value of		At-Risk Value of
Age: 70	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	1,999,247	9,843	C$176,759,738	Nil	C$176,759,738
Board and Committee Positions			Membership and Attendance
Independent Member of the Board (Chair)			Board Meetings Attended 2017: 6 of 6 - 100%
Committee Memberships: None			Mr. Lassonde regularly attends meetings of the committees of which he is not a member
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2017			81,938,822	(97.33%)	2,245,884	(2.67%)
2016			88,428,940	(96.59%)	3,117,212	(3.41%)
Current Other Public Board Memberships			Current Other Committee Memberships
Enghouse Systems Limited			Compensation (Chair)

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(1)
David Harquail(1)

David Harquail is President & CEO and is a director of Franco-Nevada. He is Chair of the World Gold Council. He served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006).  Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development.  He has also held roles as President and CEO of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange.  Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario.  He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury as well as the Centre for Neuromodulation at Sunnybrook Health Sciences in Toronto.

Toronto, Ontario, Canada	Securities Held
Director Since: Nov 13, 2007			At-Risk Value of		At-Risk Value of
Age: 61	Common		Common Shares and		Common Shares,
	Shares(2)	RSUs(7)	RSUs(4)	Options(5)	RSUs and Options(6)
	1,142,205	48,758	Aggregate of C$104,780,925 comprised of C$100,491,196 (1,142,205 Common Shares) and C$2,665,059 (29,837 Performance-based RSUs) and C$1,664,670 (18,921 Time-based RSUs)	175,480	C$107,612,804
Board and Committee Positions			Membership and Attendance
Non-Independent Member of the Board (President & CEO)			Board Meetings Attended 2017: 6 of 6 - 100%
Committee Memberships: None			Mr. Harquail regularly attends meetings of the committees of which he is not a member.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2017			83,993,055	(99.77%)	191,651	(0.23%)
2016			91,486,198	(99.93%)	59,954	(0.07%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

(1)
Tom Albanese(1)

Tom Albanese is a director of Franco-Nevada. He served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto plc (2007 to 2013).  Mr. Albanese presently serves as a member of the Advisory Board of Nevada Copper Corp. and previously served on the boards of Vedanta Resources plc, Vedanta Limited, Rio Tinto plc,  Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited.  Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Hillsborough, NJ, USA	Securities Held
Director Since: Aug 8, 2013			At-Risk Value of		At-Risk Value of
Age: 60	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	11,235	6,411	C$1,552,495	75,000	C$4,688,245
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2017: 6 of 6 - 100%
Committee Memberships: ARC			ARC Meetings Attended 2017: 5 of 5 - 100%
Mr. Albanese regularly attends CCGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2017			83,308,321	(98.96%)	876,385	(1.04%)
2016			89,926,851	(98.23%)	1,619,301	(1.77%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

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(1)
Derek W. Evans(1)

Derek Evans is a director of Franco-Nevada. He served as President and CEO and a director of Pengrowth Energy Corporation (an oil and natural gas company) from 2009 until March 15, 2018.  From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust.  Mr. Evans served as President and CEO of Focus Energy Trust from May 2002 until March 2008.  Mr. Evans has over 30 years of experience in a variety of operational and senior management positions in the oil and gas business in Western Canada.  Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta.  Mr. Evans is also a member of the Institute of Corporate Directors.

Calgary, Alberta, Canada	Securities Held
Director Since: Aug 8, 2008			At-Risk Value of		At-Risk Value of
Age: 61	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	14,054	14,090	C$2,476,109	Nil	C$2,476,109
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2017: 6 of 6 - 100%
Committee Memberships: ARC			ARC Meetings Attended 2017: 5 of 5 - 100%
Mr. Evans regularly attends CCGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2017			84,000,366	(99.78%)	184,340	(0.22%)
2016			91,477,030	(99.92%)	69,122	(0.08%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

(1)
Catharine Farrow(1)

Dr. Catharine Farrow is a director of Franco-Nevada and President of FarExGeoMine Ltd. (a private consultancy).  Dr. Farrow previously served as founding Chief Executive Officer and a Director of TMAC Resources Inc. and Chief Operating Officer of KGHM International Ltd. (formerly FNX Mining Company Inc.). Dr. Farrow is also a member of the Advisory Committee of the Goodman School of Mines and is an Adjunct Professor at Laurentian University, and also has been a member of several non-profit boards and steering committees. Dr. Farrow is a member of the Association of Professional Geoscientists of Ontario, the Canadian Institute of Mining, Metallurgy & Petroleum, and a Fellow of the Society of Economic Geologists. She holds a Doctorate in Earth Sciences from Carleton University, a Master’s degree in Geology from Acadia University, and a Bachelor of Science degree in Geology from Mount Allison University.

Sudbury, Ontario, Canada	Securities Held
Director Since: May 6, 2015			At-Risk Value of		At-Risk Value of
Age: 53	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	Nil	6,576	C$578,556	65,000	C$2,483,706
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2017: 5 of 6 - 83.3% (Dr. Farrow was unable
Committee Memberships: CCGC			to attend due to a scheduling conflict. She was consulted prior to the meeting and approved all matters discussed at the meeting.)

CCGC Meetings Attended 2017: 4 of 4 - 100%
Dr. Farrow regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2017			83,622,349	(99.33%)	562,357	(0.67%)
2016			90,193,580	(98.52%)	1,352,572	(1.48%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

9

(1)
Louis Gignac(1)

Louis Gignac is Chair of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada.  Mr. Gignac previously served as President, CEO and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company and has served as a director of several companies including Domtar Corporation, St Andrew Goldfields Ltd., Marengo Mining Limited and Gaz Métro Inc.  Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981.  Mr. Gignac is a member of the Ordre des ingénieurs du Québec.  Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.  Mr. Gignac was inducted into the Canadian Mining Hall of Fame in 2016.

Brossard, Québec, Canada	Securities Held
Director Since: Nov 12, 2007			At-Risk Value of		At-Risk Value of
Age: 67	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	10,000	10,484	C$1,802,182	Nil	C$1,802,182
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2017: 6 of 6 - 100%
Committee Memberships: CCGC			CCGC Meetings Attended 2017: 4 of 4 - 100%
Mr. Gignac regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2017			83,671,419	(99.39%)	513,287	(0.61%)
2016			91,195,005	(99.62%)	351,147	(0.38%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

(1)
Randall Oliphant(1)

Randall Oliphant has worked in natural resources in many capacities for over 30 years.  From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation, and since that time he has served on the boards of numerous public companies and not-for-profit organizations. Mr. Oliphant was the Chairman of Western Goldfields Inc. from 2006 until its business combination with New Gold in 2009.  Mr. Oliphant served as the Executive Chairman of New Gold from the time of the business combination to January 2017.  Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, a leading private equity firm, and the boards of directors of New Gold Inc. and Franco-Nevada Corporation. In addition, Mr. Oliphant served as Chairman of the World Gold Council from 2013 to 2017.  Mr. Oliphant is a CPA, CA and was granted the designation of FCPA in 2016 in recognition of his outstanding contribution to his profession.

Toronto, Ontario, Canada	Securities Held
Director Since: Nov 12, 2007			At-Risk Value of		At-Risk Value of
Age: 58	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	75,000	5,074	C$7,044,911	Nil	C$7,044,911
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2017: 6 of 6 - 100%
Committee Memberships: ARC (Chair)			ARC Meetings Attended 2017: 5 of 5 - 100%
Mr. Oliphant regularly attends CCGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2017			82,680,963	(98.21%)	1,503,743	(1.79%)
2016			85,871,592	(93.80%)	5,674,561	(6.20%)
Current Other Public Board Memberships			Current Other Committee Memberships
New Gold Inc.			None

10

David Peterson is Chairman Emeritus at the law firm Cassels Brock & Blackwell LLP and is a director of Franco-Nevada.  He was the Premier of the Province of Ontario from 1985 to 1990.  He was the founding Chair of the Toronto Raptors of the National Basketball Association and was the Chair of the successful Toronto Bid for the 2015 Pan Am Games and was the Chair of the 2015 Pan American and Parapan American Games Organizing Committee.  Mr. Peterson also serves as a director of Rogers Communications Inc.  Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital Foundation.  Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992. (1)

Hon. David R. Peterson(1)

David Peterson is Chairman Emeritus at the law firm Cassels Brock & Blackwell LLP and is a director of Franco-Nevada.  He was the Premier of the Province of Ontario from 1985 to 1990.  He was the founding Chair of the Toronto Raptors of the National Basketball Association and was the Chair of the successful Toronto Bid for the 2015 Pan Am Games and was the Chair of the 2015 Pan American and Parapan American Games Organizing Committee.  Mr. Peterson also serves as a director of Rogers Communications Inc.  Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital Foundation.  Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Toronto, Ontario, Canada	Securities Held
Director Since: Nov 12, 2007			At-Risk Value of		At-Risk Value of
Age: 74	Common		Common Shares and		Common Shares,
	Shares (2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	15,401	16,332	C$2,791,869	Nil	C$2,791,869
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2017: 6 of 6 - 100%
Committee Memberships: CCGC (Chair)			CCGC Meetings Attended 2017: 4 of 4 - 100%
Mr. Peterson regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2017			81,970,991	(97.37%)	2,213,715	(2.63%)
2016			88,912,446	(97.12%)	2,633,706	(2.88%)
Current Other Public Board Memberships			Current Other Committee Memberships
Rogers Communications Inc.			Pension and Nominating

Notes

(1)

Additional information is provided in the “Statement of Governance Practices – Nomination of Directors” section of this Circular, which contains a “skills matrix” highlighting individual director skills.

(2)

The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those which are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.

(3)

Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan to receive DSUs. The President & CEO, as an employee director, is eligible to participate in the Corporation’s share compensation plan to receive RSUs. For additional information regarding these plans, please see “Deferred Share Unit Plan” in this section and “Other Information – Amended and Restated Share Compensation Plan”. Fractional DSUs have been rounded.

(4)	Calculated as of March 22, 2018 using the closing price of the common shares on the TSX of C$87.98 per share.
(5)	For additional information regarding options held by directors, please see “Director Compensation” below.
(6)	Calculated as of March 22, 2018 using the closing price of the common shares on the TSX of C$87.98 per share, less the applicable exercise price for options.
(7)	Comprised of 29,837 performance-based RSUs and 18,921 time-based RSUs. See “Statement of Executive Compensation”.

Securities laws require the Corporation to disclose whether a proposed director has within the past 10 years: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors, other than as follows:

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Under a settlement agreement dated November 30, 2017, Mr. Louis Gignac, a director of the Corporation, resolved concerns of the Authorité des marches financiers (“AMF”) regarding a trade in shares of another issuer made in 2015. The AMF and Mr. Gignac agreed in the settlement agreement that Mr. Gignac traded shares in error while in possession of privileged information, as defined in the Securities Act (Quebec) (the “Quebec Act”). The AMF and Mr. Gignac agreed that Mr. Gignac self-reported his trading to the AMF, fully cooperated with the AMF and that Mr. Gignac had no intention of trading with privileged information. Mr. Gignac agreed to pay an administrative fine of $94,369 under section 204 of the Quebec Act to fully resolve the matter.

11

Other Disclosed Matters

On October 17, 2017, the U. S. Securities and Exchange Commission (the “SEC”) filed civil charges against each of Rio Tinto plc, Tom Albanese and the former CFO of Rio Tinto plc, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto plc and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto plc and prior to his becoming a director of the Corporation.  On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited relating to statements which ASIC alleges were misleading contained in the annual report of Rio Tinto Limited for 2011.

The Corporation is aware of the allegations and will continue to monitor the progress of the situation.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51‑102F6 – Statement of Executive Compensation (“Form 51‑102F6”) under National Instrument 51‑102 – Continuous Disclosure Obligations) sets forth in Canadian dollars all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

Name	Fees	Share-	Option-	Non-equity	All other	Total
	earned(1)	based	based	incentive	compensation(3)
		awards(2)	awards	plan
				compensation

Pierre Lassonde	$135,000	$200,600	Nil	Nil	$3,000	$338,600

Tom Albanese	$45,000	$196,266	Nil	Nil	$12,000	$253,266

Derek Evans	$45,000	$205,205	Nil	Nil	$12,000	$262,205

Graham Farquharson	$45,000	$205,519	Nil	Nil	$3,000	$253,519

Catharine Farrow	$45,000	$196,456	Nil	Nil	$3,000	$244,456

Louis Gignac	$45,000	$201,178	Nil	Nil	$9,000	$255,178

Randall Oliphant	$70,000	$195,049	Nil	Nil	$3,000	$268,049

David Peterson	$60,000	$207,680	Nil	Nil	$3,000	$270,680

Notes

(1)

For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart under “Deferred Share Unit Plan” below. Fees paid or payable to the directors were payable in Canadian dollars. The annual retainer paid to each director is $45,000 per year. Messrs. Lassonde, Oliphant and Peterson are also paid additional retainers for serving as the Chair of the Board, the Chair of the ARC and the Chair of the CCGC, respectively. The additional retainers for the Chair of the Board, the Chair of the ARC and the Chair of the CCGC were $90,000 per year, $25,000 per year and $15,000 per year, respectively. See “Discussion of Director Compensation Table” below.

(2)	Represents the grant date fair value of the: (1) dividend equivalents credited under the DSU Plan and (2) 2,000 DSUs credited to each director See “Discussion of Director Compensation Table” below.
(3)

Includes travel fees for out-of-town directors and for directors travelling to out-of-town meetings, as applicable, of $1,500 per day to a maximum of two days per meeting. Reimbursement to each of the directors for other expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

In 2015, the CCGC conducted an extensive review of non-executive director compensation and concluded that compensation needed to be adjusted to account for (i) the growth of the Corporation, (ii) the increased workload of the directors (including the Chair and the Chairs of the ARC and CCGC), and (iii) the need to recruit new directors in connection with Board renewal as existing directors retire.  The CCGC further determined that director compensation

12

should largely be linked to the long-term growth of the Corporation’s share price.  As such, the CCGC determined that an increase to director compensation should include the grant of DSUs (as defined below) instead of additional cash compensation.

The components of director compensation are as follows:

    an annual retainer (the “Annual Retainer”) of $45,000;

    an additional retainer to the Chair of the Board, the Chair of the ARC and the Chair of the CCGC of $90,000, $25,000 and $15,000, respectively;

    the grant of 2,000 DSUs per year payable on a quarterly basis in arrears to each director which vest on the grant date (the “Annual DSU Grant”); and

    the payment of travel fees (for out-of-town directors) of $1,500 per day to a maximum of two days per meeting.

Directors are also reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service, which include contributing significant additional time and expertise to management for which directors receive no additional compensation.  No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CCGC.

With respect to conversion of Board fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100%, (in 10% increments), of Board fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date, by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

The DSU Plan also permits the CCGC to award DSUs to directors as additional compensation. In 2015, on the recommendation of the CCGC, the Board approved the Annual DSU Grant in lieu of increasing cash retainers paid to directors. Under the DSU Plan, the CCGC is authorized to determine when these DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of these DSUs, if any, and all other terms and conditions of each award. Unless the CCGC determines otherwise (as was done for the Annual DSU Grant as these DSUs are issued in arrears for services rendered), the DSUs awarded under the DSU Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CCGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a Participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death; and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his or her vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be)

13

occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1st of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1st of the calendar year commencing after the date of termination of Board service of the Participant. The DSU Plan has more specific restrictions on redemptions for U.S. Participants.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation nor does it allow for the issuance of common shares of the Corporation from treasury.

The following table outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2017 and the total DSUs accumulated during the year ended December 31, 2017.

Director Fees/DSUs Breakdown
(in C$)

Name	Fees	DSU	Total fees	Total fees	Total fees	Number of	Dividend	Grant of	Total
	earned(1)	election	paid in	accrued in	credited in	DSUs(3)	equivalents(3)	DSUs(4)	number of
		percentage	cash	cash(2)	DSUs				DSUs(3)

Pierre Lassonde	$135,000	0%	$101,250	$33,750	Nil	Nil	105	2,000	2,105

Tom Albanese	$45,000	100%	Nil	Nil	$45,000	473	59	2,000	2,532

Derek Evans	$45,000	100%	Nil	Nil	$45,000	473	153	2,000	2,626

Graham Farquharson	$45,000	100%	Nil	Nil	$45,000	473	157	2,000	2,630

Catharine Farrow	$45,000	100%	Nil	Nil	$45,000	473	61	2,000	2,534

Louis Gignac	$45,000	50%	$16,875	$5,625	$22,500	237	111	2,000	2,348

Randall Oliphant	$70,000	0%	$52,500	$17,500	Nil	Nil	47	2,000	2,047

David Peterson	$60,000	100%	Nil	Nil	$60,000	631	179	2,000	2,810

Notes

(1)	Fees paid or payable to the directors were payable in Canadian dollars.
(2)	Represents cash fees payable for the fourth quarter of 2017 which were paid in 2018.
(3)	Fractional DSUs have been rounded.
(4)	Represents the Annual DSU Grant.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements.

14

The value of the equity investment of a director at any time will be based on the current market value of the common shares, and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2017, the minimum equity investment is $135,000.  The following table summarizes equity investment in the Corporation by the directors as at March 22, 2018.

Name	Equity Ownership		Equity Ownership		Net Changes in		Value of Equity Investment	Additional Required
	as at March 22, 2018		as at March 22, 2017		Equity Ownership		at March 22, 2018(2)	Investment
							(in C$)

	Common	DSUs	Common	DSUs	Common	DSUs(1)
	Shares		Shares		Shares

Pierre Lassonde	1,999,247	9,843	2,359,247	7,738	(360,000)	2,105	$176,759,738	Nil

Tom Albanese	11,235	6,411	11,235	3,879	Nil	2,532	$1,552,495	Nil

Derek Evans	14,054	14,090	4,054	11,464	10,000	2,626	$2,476,109	Nil

Graham Farquharson	120,946	14,361	121,543	11,731	(597)	2,630	$11,904,310	Nil

Catharine Farrow	Nil	6,576	Nil	4,042	Nil	2,534	$578,556	Nil

Louis Gignac	10,000	10,484	10,000	8,136	Nil	2,348	$1,802,182	Nil

Randall Oliphant	75,000	5,074	75,000	3,027	Nil	2,047	$7,044,911	Nil

David Peterson	15,401	16,332	15,208	13,522	193	2,810	$2,791,869	Nil

Notes

(1)	Fractional DSUs have been rounded.
(2)	Based on the closing price of the common shares on the TSX on March 22, 2018, which was C$87.98 per share.

Other Information

There were no repricings during the financial year ended December 31, 2017. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2017. No awards of DSUs other than Conversion DSUs and the Annual DSU Grant were made under the DSU Plan during the financial year ended December 31, 2017.

15

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51‑102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value of	payout value of
	underlying	price	date	in-the-money	units of	share-based	vested
	unexercised	(in C$)		options(2)	shares	awards	share-based
	options(1)			(in C$)	that	that	awards
					have not	have not	not paid out or
					vested(3)	vested	distributed(4)
						(in C$)	(in C$)

Pierre Lassonde	Nil	–	–	Nil	Nil	Nil	$902,665

Tom Albanese	75,000	$46.17	Aug 19, 2023	$4,071,750	Nil	Nil	$587,965

Derek Evans	Nil	–	–	Nil	Nil	Nil	$1,292,233

Graham Farquharson	Nil	–	–	Nil	Nil	Nil	$1,316,951

Catharine Farrow	65,000	$58.67	Aug 20, 2025	$2,716,350	Nil	Nil	$603,043

Louis Gignac	Nil	–	–	Nil	Nil	Nil	$961,525

Randall Oliphant	Nil	–	–	Nil	Nil	Nil	$465,355

David Peterson	Nil	–	–	Nil	Nil	Nil	$1,497,820

Notes

(1)

Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10‑year term. Grant dates coincide with the date 10 years prior to the option expiration date.

(2)

The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 29, 2017 (as December 31, 2017 fell on a Sunday), which was $100.46 per share, less the exercise price of the option.

(3)

All dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan are vested, but under the terms of the DSU Plan cannot be paid out until redeemed by the Participant following termination of Board service. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes.

(4)

The market or payout value was calculated using the closing price of the common shares on the TSX on December 29, 2017 (as December 31, 2017 fell on a Sunday), which was $100.46 per share. The aggregate number of dividend equivalents, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan was as follows: Mr. Lassonde – 9,843, Mr. Albanese – 6,411, Mr. Evans – 14,090, Mr. Farquharson – 14,360, Dr. Farrow – 6,576, Mr. Gignac – 10,484, Mr. Oliphant – 5,074 and Mr. Peterson – 16,332.

Incentive Plan Awards – Value Vested or Earning During the Year

The following table (presented in accordance with Form 51‑102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based Awards	Share-based Awards	Non-equity incentive
	Value vested during the year(1)	Value vested during the year(2)	plan compensation
	(in C$)	(in C$)	Value earned during the year

Pierre Lassonde	Nil	$200,600	Nil

Tom Albanese	Nil	$241,266	Nil

Derek Evans	Nil	$250,205	Nil

Graham Farquharson	Nil	$250,520	Nil

Catharine Farrow	$876,213	$241,456	Nil

Louis Gignac	Nil	$223,678	Nil

Randall Oliphant	Nil	$195,049	Nil

David Peterson	Nil	$267,681	Nil

16

Notes

(1)

Represents 33 ⅓% of options with grant dates and vesting dates as set out below. The value vested during the year of option-based grants was calculated using the closing price of the common shares on the TSX on the vesting date, less the exercise price of the options. The relevant grant dates, vesting dates and TSX prices are as follows:

Applicable Director	Grant date	Vesting date	TSX price on vesting

Dr. Farrow	August 20, 2015	August 21, 2017 (as August 20, 2017 fell on a Sunday)	$99.11

(2)

Dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants vest on the date they are credited/awarded. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes. During 2017, Conversion DSUs, Annual DSU Grants and dividend equivalents were calculated based on the 5‑day weighted average price on the TSX prior to the grant date:

Type	Grant date	TSX price

Dividend Equivalents (Q1)	March 30, 2017	$87.58

Conversion DSUs and Annual DSU Grant (Q1)	March 31, 2017	$87.69

Dividend Equivalents (Q2)	June 29, 2017	$97.12

Conversion DSUs and Annual DSU Grant (Q2)	June 30, 2017	$96.39

Dividend Equivalents (Q3)	September 28, 2017	$97.73

Conversion DSUs and Annual DSU Grant (Q3)	September 29, 2017	$97.73

Dividend Equivalents (Q4)	December 21, 2017	$98.33

Conversion DSUs and Annual DSU Grant (Q4)	December 29, 2017	$99.40

The aggregate number of dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants during 2017 was as follows: Mr. Lassonde – 2,105, Mr. Albanese – 2,532, Mr. Evans – 2,626, Mr. Farquharson – 2,630, Dr. Farrow – 2,534, Mr. Gignac – 2,348, Mr. Oliphant – 2,047 and Mr. Peterson – 2,810. While such DSUs technically vested when credited/awarded during 2017, under the terms of the DSU Plan they cannot be paid out until redeemed by the Participant following termination of Board service.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate Value	Unexercised			Value of
	Acquired on	Realized(1)	Options at			Unexercised
	Exercise	(in C$)	Financial Year-End			In the-Money
			Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
Exercisable/
Unexercisable
(in C$)

Pierre Lassonde	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Tom Albanese	Nil	Nil	75,000	/	Nil	$4,071,750	/	Nil

Derek Evans	75,000	$6,067,470	Nil	/	Nil	Nil	/	Nil

Graham Farquharson	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Catharine Farrow	Nil	Nil	43,333	/	21,667	$1,810,886	/	$905,464

Louis Gignac	25,000	$2,074,298	Nil	/	Nil	Nil	/	Nil

Randall Oliphant	Nil	Nil	Nil	/	Nil	Nil	/	Nil

David Peterson	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each director following the exercise of options, less the exercise price of the options.
(2)

The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 29, 2017 (as December 31, 2017 fell on a Sunday), which was $100.46 per share, less the exercise price of the options.

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Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, in respect of non-executive directors, are set out above in this section under “Deferred Share Unit Plan” and below under “Other Information – Amended and Restated Share Compensation Plan”. For clarity, the only plan-based awards for which non-executive directors are or will be eligible are options awarded under the 2010 Share Compensation Plan (and, if approved at the Meeting, the Amended and Restated Share Compensation Plan) and DSUs under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the 2010 Share Compensation Plan (and, if approved at the Meeting, the Amended and Restated Share Compensation Plan).

While the 2010 Share Compensation Plan (and, if approved at the Meeting, the Amended and Restated Share Compensation Plan) technically permits the grant of options to directors, the Corporation has no intention of granting options to any non-executive directors in the foreseeable future.

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STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board – Independence

The Board is currently comprised of nine directors. The Board has considered the independence of each of its directors. Consistent with National Instrument 58‑101 – Disclosure of Corporate Governance Practices (“NI 58‑101”) and the listing standards of the New York Stock Exchange (“NYSE”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that eight directors (Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant, Evans and Albanese and Dr. Farrow) are “independent” for purposes of Board membership, as provided in NI 58‑101 and by NYSE listing standards, and therefore all of the directors are “independent” other than Mr. Harquail, by virtue of his position as President & CEO.

The Board has also considered the independence of its directors more generally, and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant, Evans and Albanese and Dr. Farrow are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.

Shareholders and other interested parties may communicate with any member of the board of directors, including the Chair of the Board, and the independent directors as a group, by contacting the Chief Legal Officer & Corporate Secretary at 199 Bay Street, Suite 2000, P. O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9.

Independent Director Meetings

At 100% of the meetings of the Board and its committees held during fiscal 2017 (including those that were not regularly scheduled meetings), the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold an in-camera session at each Board and committee meeting.

Chair of the Board

Pierre Lassonde Chair of the Board

Mr. Lassonde, the Chair of the Board, has had an exemplary career as a professional engineer, astute investor, innovative financier, entrepreneurial company builder, dedicated philanthropist, senior statesman of Canada’s mining and investment industries and internationally respected industry spokesman. Mr. Lassonde is a respected worldwide authority on mining and precious metals. In addition to his qualifications, the Board has unanimously concluded that Mr. Lassonde is an independent director. See “Composition of the Board – Independence” above. The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The responsibilities of the Chair of the Board include:

•      providing advice, counsel and mentorship to the CEO;

•      providing information to the directors on a timely basis;

•      chairing the Board, scheduling meetings, setting the agendas, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

•      presiding over shareholder meetings.

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Attendance at Meetings

During the financial year ended December 31, 2017, the Board held six meetings. The ARC held five meetings and the CCGC held four meetings. Non-committee members also regularly attend committee meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings				ARC Meetings			CCGC Meetings
	Attended				Attended			Attended

Pierre Lassonde	6 of 6	-	100%		N/A			N/A

David Harquail	6 of 6	-	100%		N/A			N/A

Tom Albanese	6 of 6	-	100%		5 of 5	-	100%	N/A

Derek Evans	6 of 6	-	100%		5 of 5	-	100%	N/A

Graham Farquharson	6 of 6	-	100%		N/A			4 of 4	-	100%

Catharine Farrow	5 of 6	-	83%	(1)	N/A			4 of 4	-	100%

Louis Gignac	6 of 6	-	100%		N/A			4 of 4	-	100%

Randall Oliphant	6 of 6	-	100%		5 of 5	-	100%	N/A

David Peterson	6 of 6	-	100%		N/A			4 of 4	-	100%

Note

(1)	Dr. Farrow was unable to attend due to a scheduling conflict. She was consulted prior to the meeting and approved all matters discussed at the meeting.

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “B” to this Circular and is also available on the Corporation’s website at www.franco-nevada.com.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. Examples of engagement practices in 2017 include meetings between the Chair of the Board and the Corporation’s larger shareholders and potential shareholders in North America and Europe, as well as meetings between Board members and the Corporation’s shareholders. It is also the practice of the Board to annually host institutional investors and analysts at the Corporation’s offices. This provides all Board members with an opportunity to engage directly with shareholders. Board members are also provided with opportunities to join management at industry conferences (such as the Denver Gold Show and BMO Global Metals & Mining Conference) including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

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Board Committees

Audit and Risk Committee

Members
Randall Oliphant Chair	Tom Albanese	Derek Evans

  All members of the ARC are (and have been) “independent” and “financially literate” (as defined in National Instrument 52‑110 – Audit Committees)

  Mr. Oliphant has been determined by the Board in its business judgment to be a “financial expert”

The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

    the quality and integrity of the financial statements of the Corporation;

    the compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;

    the qualification, independence and performance of the Corporation’s independent auditors;

    the performance of the Chief Financial Officer;

    risk management oversight;

    the compliance by the Corporation with legal and regulatory requirements in respect of its oil & gas disclosure; and

    the qualification, independence and performance of the Corporation’s qualified oil & gas reserves evaluator or auditor.

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management and oil & gas reserves. A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC is set out in the Corporation’s most recent Annual Information Form and Form 40‑F which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively, and is also available on the Corporation’s website at www.franco-nevada.com.

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Compensation and Corporate Governance Committee

Members
David Peterson Chair	Graham Farquharson	Dr. Catharine Farrow	Louis Gignac

•      All members of the CCGC are “independent” (as defined in NI 58‑101)

•      Dr. Catharine Farrow became a member of the CCGC effective May 9, 2017

•      Mr. Farquharson will cease to be a member of the CCGC effective May 9, 2018

Among other things, the CCGC:

    reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;

    annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation;

    makes recommendations concerning the remuneration of directors; and

    administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans.

The CCGC also serves as the Board’s nominating committee. It is responsible for:

    developing the Corporation’s approach to governance issues;

    filling vacancies among the directors (see “Nomination of Directors” in this section);

    reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment” in this section);

    adopting, reviewing and updating the Corporation’s written Code of Business Conduct and Ethics and its written disclosure policy (see “Ethical Business Conduct” in this section); and

    ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The Corporation’s Compensation and Corporate Governance Charter provides that, in addition to the independence requirements, no more than one-third of the members of the CCGC can be current CEOs of publicly-traded companies and that the CCGC will have an in-camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees. A copy of the CCGC’s charter is available on the Corporation’s website at www.franco-nevada.com.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Chair of the ARC, the Chair of the CCGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. To date, all Board members have been provided with a copy of the written mandate and charters for the Board and each of its committees, respectively, and a copy of the Board’s approved policies relating to, among other things, the business

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conduct and ethics of directors, officers and employees, auditor independence, employee complaint procedures for accounting and auditing matters, diversity and confidentiality, fair disclosure and trading in securities. Board members have also been provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members will be provided with these materials and meet with the Chair of the Board and members of management as part of their orientation.

With respect to continuing education, the Corporation works to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants and other outside experts in to address the Board on various issues, by arranging for meetings with management and other outside advisors/experts/third parties, and by arranging for site visits and offsite meetings. The Board also has scheduled dinners at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, executive compensation and succession matters. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, from the Chair and the Named Executive Officers. Individual directors are, subject to the approval of the Chair of the Board, also able to attend continuing education conferences at the Corporation’s expense.

During 2017, in addition to standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in the mining and oil & gas industries, presentations from management and outside advisors/experts/third parties were provided at the following events:

Timing/Place	Attendees	Topic	Presented/Hosted By
February 2017/Florida	Lassonde, Harquail, Albanese, Farrow, Gignac and Oliphant	Investor and banking relationships	Management/Bank of Montreal
May 2017/Toronto	All Directors	U.S. and Canadian Oil and Gas Markets; U.S. shale valuation workshop	Management/External advisors to the Corporation
September 2017/Denver	Lassonde, Harquail, Oliphant and Farrow	Investor and banking relationships	Management/Denver Gold Group
November 2017/Houston	All Directors	U.S. Oil and Gas markets and site visit	Management/External advisors to the Corporation and operators on the Corporation’s royalty properties

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend mining, and oil & gas industry events, and other relevant stakeholder events.

Nomination of Directors, Board Renewal and Diversity

Nomination of Directors

The CCGC serves as the Board’s nominating committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above. The CCGC has the authority to retain a search firm to be used to identify director candidates. With respect to nomination of directors, the CCGC is responsible for:

   developing and recommending to the Board criteria for selecting new directors;

   assisting the Board by identifying individuals qualified to become members of the Board; and

   recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board.

The process by which the Board will identify new candidates for Board nomination will involve:

   annually reviewing the competencies, skills and personal qualities required of directors to add value to the Corporation;

   annually reviewing the competencies and skills that the Board considers each director to possess, including the skills matrix as discussed below, and what each new nominee should bring to the Board; and

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   working closely with the Chair of the Board in seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board, including the diversity criteria as discussed below.

Skills Matrix

The CCGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows:  experience with respect to the mining industry, oil & gas industry, accounting and finance, risk management, legal matters, human resources and compensation matters, corporate governance, public company boards and public company management. Set out below are the skills identified for each director.

Skills	Pierre Lassonde	David Harquail	Tom Albanese	Derek Evans	Graham Farquharson	Catharine Farrow	Louis Gignac	Randall Oliphant	Hon. David R. Peterson
Mining
Oil & Gas
Accounting & Finance
Legal
Risk Management
HR & Compensation
Corporate Governance
Public Company Boards
Public Company Management

Director Retirement Policy/Term Limits

The Board has adopted a director retirement policy which provides the framework for the Corporation to allow for the renewal of the Board, where appropriate, by specifying a process for the Board to determine whether turnover in the Board is appropriate once a director reaches a specified age. On the March 1st after a non-employee director’s 72nd birthday and on every March 1st thereafter while such individual is still a director of the Corporation, the director must submit his or her resignation to the Board and the CCGC for consideration. The CCGC will consider such resignation and, taking into account factors such as the competencies and skills possessed by the Board as a whole and the director individually, the size of the Board and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CCGC’s recommendation and make its determination. Neither the CCGC nor the Board has waived compliance with this policy to date. In accordance with this policy, Mr. Peterson tendered his resignation on March 1, 2018. As Mr. Farquharson had previously advised the Corporation of his decision to not seek re-election, there was no need for him to tender his resignation. The Board, on the recommendation of the CCGC, unanimously declined to accept Mr. Peterson’s resignation and has nominated him for re-election to the Board. The Board took into consideration, among other things, Mr. Peterson’s specialized governance and legal expertise in determining it was in the best interests of the Corporation for Mr. Peterson to continue to serve as director. Mr. Peterson did not participate in the deliberations of the CCGC or the Board with respect to his resignation.

While Mr. Farquharson is not standing for re-election, he has agreed to be an honorary director to continue to provide the Corporation with the benefit of his lengthy experience and great knowledge.  Mr. Farquharson will not receive any compensation in this role and will not be entitled to a vote but will be invited to Board meetings when available to provide the Board with the benefit of his views.

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The Board has determined, being a ten-year-old company, not to establish term limits for directors at this time due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations. As well, the director retirement policy is expected to provide sufficient opportunities to consider board renewal in the near-term such that meaningful board renewal may occur. The Board will continue to evaluate whether term limits would be advisable on an ongoing basis.

Diversity

The Corporation is committed to diversity among its employees, executive officers and on the Board. In 2015, the Board adopted a formal written diversity policy (the “Diversity Policy”) relating to identifying women as candidates to recommend for appointment/election to the Board and for appointment/promotion to senior management positions. Pursuant to the Diversity Policy, the CCGC will seek out highly-qualified candidates for Board and/or senior management positions and will specifically consider diversity criteria including gender, ethnicity and geographic background when identifying candidates. Where appropriate, the CCGC will engage qualified independent external advisors to conduct a search for candidates that meet the Board’s skills and diversity criteria to help achieve its diversity aspirations. As all recommendations of director nominees and appointments of executive officers need to be approved by the CCGC, the Board has concluded that appropriate measures are in place to ensure that the Diversity Policy is effectively implemented. The Diversity Policy will be reviewed annually by the CCGC to ensure it is effective in achieving its objectives. A copy of the Diversity Policy is available on the Corporation’s website at www.franco-nevada.com.

The Board and the CCGC have been considering the level of representation of women on the Board in identifying and nominating candidates for election and re-election to the Board. Over the past several years, the CCGC has been proactive and has considered and interviewed several women as potential Board members. Initially the Board was focused on recruiting a director with a strong technical mining background and following an exhaustive search, Dr. Farrow was elected by shareholders at the 2015 annual and special meeting of the Corporation as its ninth director. With the addition of Dr. Farrow to the Board, for 2018, one of nine (11%) directors of the Corporation is a woman.

The Board will continue to actively search for additional qualified women as directors. During 2017 and early 2018, the Board conducted an extensive recruitment process for a new woman director.  Over the course of 2017, the Board identified a candidate, following which each Board member and executive officer interviewed the candidate to determine whether she possessed the experience and skill set desired to be added to the Board.  Following numerous board discussions, it was unanimously agreed to put forward the woman candidate as a nominee for election and she accepted subject to obtaining a required consent from her previous employer, which was ultimately not provided.  The Board’s commitment to improving gender diversity is evidenced by the considerable amount of time and resources spent during this most recent recruitment process and the Board will continue to focus on adding women directors to the Board. The Corporation is confident that additional meaningful progress will be achieved in improving gender diversity on the Board over the next few years.

The Corporation does consider the level of representation of women in executive officer positions when making executive officer appointments. Between 2007 and 2012, the Corporation had two women in Named Executive Officer positions, a clear demonstration of the Corporation’s commitment to gender diversity at the highest executive level. One executive retired and the other decided to pursue other opportunities. After the CEO, 67% of the Corporation’s current executive officers are members of visible minorities reflecting the Corporation’s commitment to diversity more broadly. During 2016, additional gender diversity progress was made through the hiring of a woman for a senior level position (Director of Finance) and the internal promotion of another woman to a senior level position (Controller). The Corporation will continue to seek out and consider women as candidates in all positions as they become available, including executive officer positions.

The Corporation has not set targets for women as Board members and executive officers. The Board has determined that its historical practices have resulted in meaningful progress to date and, together with the Diversity Policy, the Board is committed to further progress in the future. The Diversity Policy provides that the Board will review the policy annually to ensure that it is effective in achieving its objectives. Any changes to the policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular.

Compensation Process

The CCGC serves as the Board’s compensation committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and

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Corporate Governance Committee” in this section. With respect to compensation of directors and executive officers, the CCGC is responsible for:

   assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;

   reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the CEO) of the Corporation; and

   approving and evaluating the compensation plans, policies and programs of the Corporation.

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Director Information – Director Compensation” above.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. Such assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Chair of the Board assessment, individual committee chair assessments, individual director self-assessments and peer assessments. The Chair of the Board meets with each individual director and the Chair of the CCGC meets with the Chair of the Board to discuss the above matters. Members of the CCGC are responsible for drafting, collecting and assessing questionnaires, and facilitating discussions. The Chair of the CCGC reports on the results of this process to the Board. The CCGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2017 was conducted in the first quarter of 2018 and the CCGC and the Board considered the results of the assessment process at their March meeting.

Succession Planning

The CCGC is responsible for ensuring that succession strategies are both appropriate and are being implemented. All meetings of the CCGC and meetings of the Board in 2017 included an in-camera session with and without the CEO at which human resource issues and succession were regularly discussed. During the in-camera sessions, the CEO provided a verbal report on his current succession plan and those internal candidates that are in a succession position near-term and those that would require longer-term mentoring. The CEO also reported on his actions to mentor the internal candidates, including the provision of executive coaching, additional educational resources, broader experiences and higher public profiles. The potential for the Corporation to recruit an external candidate as CEO is also regularly discussed and is considered a viable option that does not require implementation at this stage. The CCGC also monitors progress in succession for executive positions reporting to the CEO. One of the five corporate goals for each executive is to ensure succession and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon by each executive and the CEO and which are provided to the CCGC. Each year, the CEO reviews the achievement of succession objectives with each executive which then forms part of the CEO’s annual performance review of each executive and recommendations that he makes to the CCGC. These reviews and recommendations are considered by the CCGC in connection with its recommendations to the Board for annual incentive compensation. Finally at year end, the CEO provides the CCGC with a written memorandum assessing corporate accomplishments including an organizational chart and steps being undertaken to strengthen the Corporation.  In the event of an emergency, the Board and CCGC have temporary succession plans that can be implemented.  The Corporation is confident that appropriate succession strategies are being implemented to ensure the Corporation’s business will continue to be strongly managed in the future.

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Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code is available on SEDAR at www.sedar.com and on the Corporation’s web site at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; loans to or guarantees of obligations of the Corporation’s personnel; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The CCGC will monitor compliance with the Code and be responsible for granting any waivers from the application of the Code and will review management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to talk to supervisors, managers or other appropriate personnel including the Chief Legal Officer about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

Business Integrity Policy

The Board has adopted a Business Integrity Policy (the “Business Integrity Policy”) for the Corporation’s directors, officers and employees, which is intended to supplement the Code. The Business Integrity Policy is available on the Corporation’s website at www.franco-nevada.com.

This Business Integrity Policy is intended to ensure that the Corporation does not receive an improper advantage in its business dealings and that all payments and expenses are properly recorded in its financial books and records and addresses the following matters. Among other things, the policy provides guidance on dealing with agents, contractors and public officials, acceptance of gifts, making political contributions and dealing with certain types of payments. Employees of the Corporation are obligated to promptly report any violations of the policy to the Chief Legal Officer who will in turn report to the Chief Financial Officer and the ARC.

Whistleblower Policy

The Board has adopted employee complaint procedures for accounting and auditing matters (collectively, the “Whistleblower Policy”) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any questionable accounting or auditing matter. The Whistleblower Policy outlines how an employee with a good faith concern about any accounting or auditing matter can report those concerns directly to the Chief Legal Officer, and on an anonymous basis, directly to the Chair of the ARC.

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Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy generally outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders and sanctions if improper trading were to occur. This policy also prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities.  This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Strategy and Risk Management

The Board reviews with management the Corporation’s goals and strategy on a regular basis.  During these discussions, the performance of the Corporation and future opportunities are extensively discussed to assess whether adjustments to strategy are warranted.  The Corporation’s core business principles and long term strategy remains constant.  The Corporation is a gold-focused royalty and streaming company with a diversified portfolio, providing investors with a low-risk gold investment with gold price and exploration optionality.  The Corporation is focused on growing net asset value on a per share, sustainable, long-term basis.  It recognizes that it operates in a highly cyclical business and has maintained a capital structure that allows the Corporation to invest counter-cyclically.  In executing its strategy, the Corporation is willing to make investments over the long-term, including in projects that may take significant time before coming to fruition.

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in November 2017 which identified risks to be monitored by the Board including (i) succession planning, (ii) political risks generally, (iii) cybersecurity, and (iv) competition and growth.  Also included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CCGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and policing of the mitigation factors and plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

In addition, critical to the Corporation’s success is the appropriate management of risk around all assets including potential new investments. In this regard, the Board is fully engaged in the review of new investments. At Board meetings, management updates the Board on potential investments and seeks guidance on whether to proceed. Board members are also provided with at least monthly reports from the CEO in between Board meetings. Board members are very active in the review of potential investments including participating in due diligence and providing technical, political, financial, corporate social responsibility and other expertise. Directors are frequently involved by management to advise on specific due diligence or asset management issues. Directors will often accompany management on site visits to existing assets or potential investments and report independently to the Board on their observations.

If management proposes to proceed with a transaction in excess of a threshold amount, it must first seek Board approval. Below this threshold amount, management has discretion to proceed with an investment but must report the transaction to the Board in order to refresh its executive authority before being able to proceed with another investment. The Board is also regularly updated as to existing material assets and provided with risk assessments of those assets.

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Discrimination, Harassment and Equal Opportunity Policy

The Board has adopted a Discrimination, Harassment and Equal Opportunity Policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to:  (i) diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

Environmental and Social Responsibility

The Corporation’s business is investing in the business of others and does not directly operate any of its assets. The projects on which the Corporation has royalties and streams are owned and operated by independent mining and oil & gas companies which are typically publicly listed. As management is not responsible for the day-to-day operational or development decisions at a project, it is able to focus on growth and new investments. While the Corporation does not control or influence the operations of any of the properties over which it has an interest, it is committed to responsible mining and oil & gas extraction in all aspects of its investments including with respect to environmental, social and governance issues, which are addressed through a combination of the following:

    policies which guide investment decisions

    due diligence process for new investments

    contractual rights in royalty and stream agreements

The approach taken by the Corporation has generated real value for shareholders and has allowed it to acquire royalties and streams on projects operated by some of the best operators in the industry. Information regarding the Corporation’s environmental and social responsibility policies (including its Investment Principles (Environmental, Social and Governance) Policy, Corporate Responsibility Policy, and Health and Safety Policy), its due diligence process, ongoing management through contractual rights and its impact as well as the impact of its third-party operators is available on the Corporation’s website at www.franco-nevada.com.

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STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholders:

On behalf of the Board, the members of the Compensation and Corporate Governance Committee present our 2017 Statement of Executive Compensation.

The Corporation’s compensation program has evolved over time since the Corporation’s IPO in 2007.  The Corporation has moved from a 100% cash compensation program to a program consisting primarily of long-term, at-risk share-based compensation in order to align the interests of the executive officers with our shareholders.  The Committee has worked with the Board and management over the past 10 years to develop our compensation program.

The Committee believes that the Corporation’s compensation program has been consistently improved to advance the interests of shareholders.

The Committee has not adopted a formulaic approach to compensation as the Committee does not believe such an approach suits the Corporation’s business model or principles.  Rather, the Corporation has taken a very disciplined approach within a compensation framework taking into account relevant objective and subjective factors which may change year over year to determine appropriate levels of overall compensation and awards of incentive compensation.  The Committee has always maintained an absolute focus on performance and generation/preservation of shareholder value in determining compensation.

We believe that this approach has worked well to date.  As the Corporation commemorates its 10th anniversary, it has achieved the following milestones:

   Total shareholder return of over 600% over the 10-year period, assuming the reinvestment of dividends;

   Consistent outperformance against gold and relevant comparable gold equity benchmarks; and

   4th best performer of the TSX60 over the 10-year period

Over this same 10-year period, there has been strong alignment between shareholder value generation and executive compensation. We are very proud of what our executive team has accomplished.

2017 was another successful year for the Corporation and in the following discussion, we highlight the corporate achievements and personal considerations that were taken into account in determining compensation.  Also taken into consideration was the long-term performance of the Corporation and executive team as the goal of the Corporation is to create meaningful shareholder value over the long term as opposed to any given year.

We remain committed to maintaining high standards of corporate governance and compensation practices and we encourage and welcome your feedback.  Based on our engagement with stakeholders this past year, in the following discussion we have provided further information and clarification on our existing compensation practices and have also adopted additional compensation best practices.

Sincerely,

“Hon. David R. Peterson”

“Graham Farquharson”

“Dr. Catharine Farrow”

“Louis Gignac”

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COMPENSATION DISCUSSION & ANALYSIS

Compensation Governance

Composition, Experience and Skills of the Compensation and Corporate Governance Committee

David Peterson Chair, Independent Member Since: Nov 12, 2007	Graham Farquharson Independent Member Since: Nov 12, 2007	Catharine Farrow Independent Member Since: May 8, 2017	Louis Gignac Independent Member Since: Mar 20, 2014
• Previous Member, Compensation Committee, VersaPay Corporation • Chairman Emeritus, Cassels Brock & Blackwell LLP and previous Chair of its Executive Committee	• Previous Chair, Corporate Governance and Human Resources Committee, Cambior Inc. • Previous Chair, Human Resources and Compensation Committee, Placer Dome Inc.	• Previous CEO, TMAC Resources Inc. • Previous Chief Operating Officer of KGHM International Ltd. (formerly Quadra FNX Mining Company Inc.)	• Previous Member, Human Resources Committee, Domtar Corporation • Previous President & CEO, Cambior Inc. • Previous Chairman, Human Resources Committee, Gaz Métro Inc.

Messrs. Peterson, Farquharson, Gignac and Dr. Farrow each have skills and direct experience as noted above that is relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Corporation’s compensation policies and practices. Messrs. Peterson, Farquharson and Gignac have each served on the compensation committees of other Canadian publicly-traded corporations and all members of the CCGC have provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants.

Responsibilities of the Compensation and Corporate Governance Committee

The CCGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CCGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair and competitive and consistent with the best interests of the Corporation. The CCGC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CCGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the CEO and for evaluating the CEO’s performance in light of those goals and objectives. The CCGC recommends to the Board the CEO’s compensation based on such evaluation. The CCGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers and other officers, including incentive compensation plans, equity-based plans (which the CCGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The CEO provides the CCGC with recommendations for compensation of executive officers and other officers, supported by relevant factual data and an assessment of appropriate compensation. The CCGC is also responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CCGC has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so. Specifically, during the financial years ended December 31, 2017 and 2016, no compensation consultants or advisors were retained to assist in determining compensation for any of the

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Corporation’s directors and officers, although the directors did continue to obtain guidance from experienced third parties on various compensation-related matters.

Compensation Philosophy and Objectives

The “Named Executive Officers” for purposes of this Circular (being the CEO, the Chief Financial Officer and the other three most highly compensated officers of the Corporation) are: (i) Mr. David Harquail, President & CEO, (ii) Mr. Sandip Rana, Chief Financial Officer, (iii) Mr. Paul Brink, Senior Vice President, Business Development, (iv) Mr. Lloyd Hong, Chief Legal Officer & Corporate Secretary, and (v) Mr. Jason O’Connell, Vice President, Oil & Gas. All of the Named Executive Officers’ compensation is structured such that greater emphasis is placed on incentive-based compensation, particularly long-term, at-risk, share-based compensation, ensuring alignment of such Named Executive Officers with the Corporation’s shareholders.

The Corporation’s strategic objectives drive its overall compensation philosophy such that all Named Executive Officers will expect a majority of their income will derive from the long-term growth of the Corporation’s share price.

The specific objectives of the Corporation’s compensation program for its officers are as follows:

   to attract and retain talented officers;

   to align the interests of officers with those of the Corporation’s shareholders; and

   to link individual compensation to the performance of both the Corporation and the performance of each individual officer.

The Corporation’s compensation program is designed to reward officers for:

   superior corporate performance relative to pre-set internal objectives;

   superior corporate performance relative to an external performance index; and

   exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives.

Benchmarking

The Corporation has generally considered compensation programs in relevant sectors of the mining and oil & gas industries as well as the compensation programs of its competitors but has not specifically engaged in benchmarking with a specific peer group. The Corporation has developed a performance index based on external indices (against which share price performance will be measured) as one of the components of the vesting criteria for performance-based RSUs which may be awarded. For further information, see “Restricted Share Units” in this section below.

Risk Management

The Board is responsible for strategy relating to risk management and the enforcement of an appropriate risk management culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CCGC with respect to compensation matters. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices. Through the ARC and outside advisors, the Board is advised of potential risks, including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CCGC, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed above and considers the risks relating to such policies. To mitigate inappropriate or excessive risk taking, the Corporation has put practices in place.  For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and long term at-risk variable compensation. Also, the Corporation’s long-term incentive compensation has been designed to address its retention objectives. The CCGC is responsible for ensuring compliance with the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Governance Practices – Risk Management”. To date, the Board and CCGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

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Elements of Compensation

The Corporation currently provides a compensation program for officers as illustrated below. The components of the compensation program are base salary and incentive compensation comprised of a non-equity annual incentive cash bonus and long-term, at-risk, share-based compensation which is further comprised of time-based RSUs, performance-based RSUs and stock options.

The following charts set out the overall breakdown of total compensation between guaranteed base salary and incentive compensation (assuming incentive compensation is awarded at target).  The Corporation places a greater relative emphasis on long-term, at-risk, share-based compensation with such compensation comprising 60% of targeted total compensation for the CEO and 50% of targeted total compensation for the other Named Executive Officers. For 2018, the breakdown of total compensation is expected to remain the same.

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each officer which is set by the CCGC annually and is the only component of compensation that is guaranteed.  Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented officers.  The CCGC principally considers the following factors in setting base salaries, including any increases to base salaries:

   the level of responsibility related to each officer’s position;

   the base salaries paid to equivalent officers at industry peers generally;

   the experience of the officer;

   the officer’s overall performance versus established goals and objectives; and

   the retention risk consideration for each officer.

Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses and long-term, at-risk, share-based compensation.   Incentive compensation is not guaranteed and is subject to the achievement of corporate and individual goals by each Named Executive Officer.

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Annual Cash Bonus

Annual cash bonuses are a short-term variable element of compensation that reward each officer for both corporate and individual performance and are intended to fit into the Corporation’s overall compensation objectives by directly linking individual compensation to the performance of both the Corporation and the individual.   The process by which the CCGC determines the amount of cash bonuses is described further below.

Share-Based Compensation

Share-based compensation is a long-term, at-risk, variable element of compensation that directly and indirectly aligns the interests of officers with shareholders and encourages retention. The components of the share-based compensation consist of time-based RSUs, performance-based RSUs and stock options.

Restricted Share Units

The Corporation awards both time-based RSUs and performance-based RSUs as they have different vesting schedules which ensure strong alignment with shareholder interests. Time-based RSUs, if awarded, vest in equal thirds over a three-year period commencing on the first anniversary of the grant date.

Performance-based RSUs, if awarded, vest 100% on the third anniversary of the grant date subject to the achievement of pre-determined performance vesting criteria on such vesting date. The CCGC determines whether such criteria have been satisfied at the end of the relevant calendar year.  For example, the CCGC awarded the Named Executive Officers performance-based RSUs in respect of 2017 (as discussed below) and the CCGC will determine the vesting of such performance-based RSUs in late 2020.

The performance vesting criteria consist of satisfaction of the Corporate Goals (as defined below) and alignment of the Corporation’s share price performance (as an indicator of management’s performance) against a broadly-based performance index (the “RSU Index”) developed by the CCGC.  The RSU Index comprises the following components: the performance of key commodities underlying the Corporation’s asset portfolio; the performance of certain gold and energy indices; and the performance of reference stock market indices. The relative weighting of the different components of the RSU Index will be based upon the projected percentage contributions of gold, silver platinum, palladium and energy to the projected revenues of the Corporation for the life of the RSUs awarded.

The specific components and weightings of the RSU Index for the performance-based RSUs awarded in 2017(based on the Corporation’s commodity revenue mix as at December 31, 2017 and the Corporation’s 2018 budget) for the three-year measurement period from December 2017 through December 2020, have been established by the CCGC and are illustrated below.

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At the end of 2020, the CCGC will compare the performance of the RSU Index to the performance of the Corporation’s share price.  In order for the performance-based RSUs granted in 2017 to vest, the CCGC will need to be satisfied that the Corporation has (i) achieved its Corporate Goals and (ii) the Corporation’s share price has tracked or outperformed the performance of the RSU Index.

If the CCGC determines that the performance vesting criteria have only been partially met, it is possible that zero vesting may occur.  If the CCGC determines that the performance vesting criteria have been met or exceeded, only those number of performance-based RSUs originally granted may vest.  There is no upside opportunity on the number of performance-based RSUs that the Named Executive Officers can receive if the CCGC determines that vesting criteria have been satisfied.  In such case, the Named Executive Officers will only receive the number of performance-based RSUs that were originally granted.

The CCGC expects that awarded performance-based RSUs would be adjusted if a performance goal or similar condition on which they were based was restated or adjusted.

Stock Options

The Corporation awards stock options which vest in equal thirds over a three-year period commencing on the first anniversary of the grant date. Such options have a 10‑year term.

The CCGC believes the different components of stock-based compensation, together with the different vesting schedules and maturities directly tie an officer’s compensation to shareholder returns and the performance of both the Corporation and the individual over the near, medium and long-term.

Pension, Perquisites and Personal Benefits

The Corporation provides health and insurance benefits, as well as basic fitness club memberships and parking or public transit reimbursement to its Named Executive Officers.  These same benefits are available to all employees of the Corporation.  Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions

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about other elements of compensation. The Corporation has no pension plan, deferred compensation plan or other programs related to retirement funding.

How is Incentive Compensation Determined

Incentive Compensation Targets

Targeted awards of each element of incentive compensation to Named Executive Officers are set each year as a percentage of base salary.  The targeted awards place a greater emphasis on long-term, at-risk, share-based compensation. Actual awards may range from 0% to a maximum of 200% of base salary based on the CCGC’s evaluation of the Corporation’s performance and each Named Executive Officer’s performance against the Corporate Goals (as defined below) and individual objectives.  Actual awards of each element of incentive compensation have been capped at 200% of base salary in order to mitigate excessive risk-taking and limit potential windfalls. In the event the CCGC determines that a Named Executive Officer has achieved greater than targeted performance, the CCGC will not automatically award the same performance factor across all components of compensation but will, rather, determine which, if any, component of incentive compensation to apply such performance factor.  The CEO and the other Named Executive Officers are not guaranteed an award of any incentive compensation under poor market conditions and it is possible for the CEO and the other Named Executive Officers to receive no incentive compensation.

The targeted awards that were set for 2017 (expressed as a percentage of base salary) are set out below.  The targeted awards (expressed as a percentage of base salary) for 2018 remain the same.

The CCGC and Board retain final discretion to modify an award when considered appropriate but this discretion will only be exercised in extraordinary circumstances which will be disclosed if such discretion is ever exercised.

Corporate Goals and Performance

The CCGC and Board have broadly set five corporate goals for the Corporation and the Named Executive Officers.  These goals are growth, performance, margins, risk management and succession (the “Corporate Goals”).  The Corporate Goals have been chosen to encourage good decision-making over the business cycle as opposed to focusing on results in any one year. The CCGC and Board believe that each of the Corporate Goals are equally important.  Additionally, the CEO sets personal objectives for the Named Executive Officers which are specific to the year and their personal development which are approved by the CCGC.  The CCGC does not use a formulaic approach such as setting threshold, target and maximum goals for each of the Corporate Goals or the personal objectives as the nature of the Corporation’s business does not lend itself to such practices.  As an example, it is not possible to predict the number or types of new investment opportunities that may arise during any given year and as such, it would not be appropriate to set a specific growth target in terms of number of investments or other specific metrics with respect to a new investment as it may encourage risk-taking behavior.  As well, potential new investments where the Corporation was not a successful bidder

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or may have chosen not to pursue an opportunity may be as equally important to the achievement of the Corporate Goals.

Ultimately, the Corporation’s success is driven by the ability to act opportunistically while maintaining strong discipline.  As a result, the CCGC takes a more principled approach to compensation as opposed to a formulaic one.  The Corporation’s business has evolved since its IPO in 2007 and the management team have continued to create true shareholder value over this period by focusing on its business model principles and not specific targets.  In evaluating corporate and individual performance, the CCGC evaluates each Corporate Goal and individual performance taking into account numerous objective and subjective factors.

Set out in the chart below are (i) the key principles for each Corporate Goal, (ii) the objective and subjective achievements for 2017 considered in determining incentive awards for 2017, and (iii) the CCGC’s conclusion as to the satisfaction of each Corporate Goal.

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Corporate Goal (1)	Key Principles	2017 Achievements and Considerations	Conclusion
Growth through value-added acquisitions Organic growth from existing investments

•       Acquisition of an additional US$356 million stream on the remaining 20% interest in the Cobre Panama project; execution of this deal was very complex involving different joint venture parties and several jurisdictions

•       Acquisition of royalty rights in the Midland portion of the Permian Basin for US$100 million and the Delaware portion of the Permian Basin for US$101 million; the Corporation now holds royalty rights in the three most active oil plays in the United States and has established itself in the US market for future opportunities

•       Acquisition of a 4% gross overriding royalty on the Orion Thermal Project in the Cold Lake region of Alberta from Osum Oil Sands Corp. for $92.5 million

•       Continued positive developments from existing assets and organic growth in the Corporation’s reserve and resource base after accounting for depletion

•       Numerous opportunities evaluated and declined

Objective significantly exceeded
Outperform various external benchmarks Strong financial performance against budget and guidance

•       497,745 GEOs earned during 2017, a new record.  GEOs earned were also at the high end of guidance

•       Record revenue of US$675 million earned during 2017

•       Record net income of US$194.7 million

•       25.5% and 33.8% increase in share price on a C$ and US$ basis, respectively

•       Over the 10-year period since the Corporation’s initial public offering, total shareholder return was greater than 600% and the Corporation was the 4th best performer of the TSX 60.

Objective significantly exceeded
Maintain margins through containing costs Maintain a sustainable dividend Strong treasury management

•       Dividend increased for a 10th consecutive year and the Corporation was the largest payer of dividends in the gold industry with US$168 million in dividends declared

•       Margins(2) of 76.5%

•       At year-end Corporation remained debt-free and had available capital of US$1.6 billion for new investments

•       G&A expense remained stable

Objective achieved
Comprehensive risk management through robust asset management and risk control

•       Asset management and internal audit processes improved

•       Over 25 site audits conducted, including all significant assets of the Corporation

•       Robust cybersecurity testing and training implemented

•       Environmental, social and governance reviews improved and expanded in new investment decisions

Objective achieved

Proper succession planning Strong depth for all skill sets Mentorship

•       Continued mentorship provided by the executive team to the management team

•       Additional depth added to the business development team, finance team and oil & gas team

•       Continued professional development of executive team providing multiple succession options

Objective achieved

Notes

(1)     All the Named Executive Officers are responsible for the achievement of the Corporate Goals.  However, the level of responsibility may be different based on the role of such Named Executive Officer.  The CEO has full responsibility for all the Corporate Goals.  Mr. Brink has greater responsibility for growth, medium responsibility for performance, margins and succession and low responsibility for risk management.  Mr. Rana has greater responsibility for margins and risk management, medium responsibility for growth, performance and succession.  Mr. Hong has greater responsibility for risk management, medium responsibility for growth, performance and succession and low responsibility for margins.  Mr. O’Connell has the same levels of responsibility as Mr. Brink.

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(2)     Margin is defined by the Corporation as Adjusted EBITDA divided by revenue. The Corporation uses this non-GAAP measure to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS. Please refer to the Corporation’s financial statements for additional detail.

Named Executive Officers: Accomplishments and Incentive Awards

The following section provides information about each Named Executive Officer and their respective 2017 performance and compensation awards.

David Harquail

President & CEO

David Harquail is President & CEO and is a director Franco-Nevada.  He is responsible for the day-to-day operation of Franco-Nevada’s business.  In discharging his responsibilities, Mr. Harquail is required to, among other things, (i) provide leadership and direction to the Franco-Nevada management team; (ii) foster a corporate culture that promotes ethical practices and encourages individual integrity; (iii) develop and recommend to the Board a long-term strategy and vision; and (iv) have overall responsibility for the achievement of Franco-Nevada’s financial and operating goals and objectives.  Mr. Harquail led the initial public offering of the Corporation in 2007 and has overseen the growth of the Corporation over the past 10 years.  Under his leadership, the Corporation has created true shareholder value.  For a brief biographical description for Mr. Harquail, please see “Director Information – Nominee Information” above.

Individual performance considerations	CCGC conclusions

Mr. Harquail:

•       Continued to provide exceptional leadership to the Corporation

•       Progressed succession planning efforts

•       Successfully engaged with shareholders on the Corporation’s U.S. oil and gas efforts

Mr. Harquail met or exceeded all objectives set for him in 2017.  In recognition of Mr. Harquail’s performance, a factor of 130% of base salary was applied to his annual cash bonus.  All other incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table.   Mr. Harquail’s base salary for 2018 was also adjusted by an inflation factor of 3%.

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Set out below is a graph setting out Mr. Harquail’s: (i) targeted compensation for the past five years (based on the targets disclosed in the Corporation’s management information circulars for the relevant years), (ii) the actual compensation awarded (based on the amounts reported in the Summary Compensation Tables in the Corporation’s management information circulars for the relevant years), (iii) the compensation realized (based on the market value of RSUs as at the date of vesting and the value realized on the exercise of stock options less the applicable exercise price of such stock options), and (iv) the amounts which may be realized in future in respect of each relevant year (based on the market value of RSUs and in-the-money value of stock options as at December 31, 2017). The graph also depicts total shareholder return over the same period (assuming reinvestment of dividends). During this period, the total shareholder return has been 86% and Mr. Harquail’s realized and realizable pay has demonstrated a strong alignment between CEO compensation and shareholder interests.

CEO 5 Year Lookback
6,000,000
4,500,000
3,000,000
1,500,000
0
-1,500,000
CEO Targeted, Awarded, Realized and Realizable Pay (C$)
Total Shareholder Return (%)
2013
2014
2015
2016
2017
Total Targeted
Total Awarded
Total Realized Pay
Total Realizable Pay
Total Shareholder Return

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Sandip Rana

Chief Financial Officer

Sandip Rana, Chief Financial Officer, rejoined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at the original Franco-Nevada until 2002 and then acted as an international controller for Newmont Mining Corporation. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he most recently served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA.

Individual performance considerations	CCGC conclusions

Mr. Rana:

•       Assumed greater leadership within the Corporation and demonstrated succession potential

•       Implemented a more rigorous asset management program and audits of assets

•       Maintained a strong financial discipline within the Corporation to maintain overall culture

Mr. Rana met or exceeded all objectives set for him in 2017.  In recognition of Mr. Rana’s performance, a factor of 155% of base salary was applied to his annual cash bonus.  All other incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table.   Mr. Rana’s base salary for 2018 was also adjusted by an inflation factor of 3%.

Paul Brink

Senior Vice President, Business Development

Paul Brink, Senior Vice President, Business Development has been with Franco-Nevada since its inception. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Individual performance considerations	CCGC conclusions

Mr. Brink:

•       Continued to provide strong overall leadership over business development efforts and new asset acquisitions

•       Demonstrated succession potential

•       Assumed greater responsibility for shareholder engagement

Mr. Brink met or exceeded all objectives set for him in 2017.  In recognition of Mr. Brink’s performance, a factor of 142% of base salary was applied to his annual cash bonus.  All other incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table.  Mr. Brink’s base salary for 2018 was also adjusted by an inflation factor of 3%.

Lloyd Hong

Chief Legal Officer & Corporate Secretary

Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Ontario and The Law Society of British Columbia.

Individual performance considerations	CCGC conclusions

Mr. Hong:

•       Led legal negotiations on transactions on precious metals and oil and gas

•       Improved environmental, social and governance disclosure and became more involved in shareholder engagement

•       Executed successfully on a significantly greater than average workload for 2017

Mr. Hong met or exceeded all objectives set for him in 2017.  In recognition of Mr. Hong’s performance, a factor of 170% of base salary was applied to his annual cash bonus.  All other incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table.   Mr. Hong’s base salary for 2018 was also adjusted by an inflation factor of 3%.

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Jason O’Connell

Vice President, Oil & Gas

Jason O’Connell, Vice President, Oil & Gas, has been with Franco-Nevada since 2008. In his role as Vice President, Oil & Gas, Mr. O’Connell reports to Mr. Brink. Mr. O’Connell has held a variety of roles during his tenure with the Corporation, including managing the investor relations’ function and as a Director in the Business Development group. Prior to joining Franco-Nevada, he worked in mining equity research with the Bank of Montreal. Mr. O’Connell holds a Master of Business Administration degree from Dalhousie University and Bachelor of Science degree with honours in Geology from Acadia University.

Individual performance considerations	CCGC conclusions

Mr. O’Connell:

•       Continued to provide strong leadership over the oil and gas division and implemented cost-effective structures to manage the Corporation’s U.S. oil and gas assets

•       Executed several transactions growing the Corporation’s business and evaluated numerous other opportunities

•       Established the Corporation as the leading Canadian player in the U.S. oil royalties market

Mr. O’Connell met or exceeded all objectives set for him in 2017.  In recognition of Mr. O’Connell’s performance, the maximum performance factor of 200% of base salary was applied to his annual cash bonus. All other incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table.  As  well, in recognition of Mr. O’Connell’s continued professional development, it was determined that an adjustment to Mr. O’Connell’s base salary for 2018 to C$250,000 was warranted.

Other

Termination and Change of Control Benefits

Messrs. Harquail, Rana, Brink and Hong have termination and double-trigger change of control provisions in their respective employment agreements. See “Discussion of Summary Compensation Table – Employment Agreements”, “Termination Benefits” and “Change of Control Benefits” in this section below. The CCGC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements. Mr. O’Connell does not have any contractual termination or change of control provisions in respect of his employment with the Corporation.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders. The policy also prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities.

Anticipated Changes to Compensation Policies and Practices:  The Corporation does not intend to make any significant changes to its compensation policies and practices for fiscal 2018 other than the anticipated amendment and restatement of the Corporation’s Share Compensation Plan or as otherwise disclosed in this Circular.

42

Performance Graph

The graph below compares the cumulative total return over the five years ended December 31, 2017 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming a $100 investment was made on December 31, 2012 and that all dividends had been reinvested.

Comparison of Cumulative Total Shareholder Return
on a $100 Investment in Common Shares
of the Corporation and the Relevant S&P/TSX Indices

Over the five-year period ended December 31, 2017, an investment in the Corporation has resulted in a compound annual return on the investment of 13.2% (including dividends), significantly outperforming the market as set out in the graph above.  Over the same five-year period, the trend of executive compensation has been aligned with total shareholder returns.  Total NEO compensation is set out in the chart above illustrating the total amount of compensation awarded to the Named Executive Officers as reported in the Corporation’s management information circular for each relevant year.

43

As the Corporation is marking its 10th anniversary since its IPO, a similar graph is provided below for the 10-year period ending December 31, 2017 which highlights the significant shareholder value that has been generated over the long term.

Comparison of Cumulative Total Shareholder Return
on a $100 Investment in Common Shares
of the Corporation and the Relevant S&P/TSX Indices

Performance - December 31, 2007 to December 31, 2017

800
700
600
500
400
300
200
100
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
100
142
189
225
264
386
302
399
447
566
707
101
108
136
116
98
50
47
42
63
63
65
85
97
86
90
98
106
94
111
117
62
85
92
77
71
78
63
46
63
55
FNV
S&P/TSX Composite
S&P/TSX Global Gold
S&P/TSX Capped Energy

44

Summary Compensation Table

The following table (presented in accordance with Form 51‑102F6) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2017, 2016 and 2015 in respect of the Named Executive Officers.

Summary Compensation Table
(in C$)

Name and	Year	Salary(1)	Share-based	Option-based	Non-equity		All other	Total
principal			awards(2)	awards(3)	incentive plan		compensation(5)	compensation
position					compensation

					Annual	Long-term
					incentive	incentive
					plans(4)	plans

David Harquail	2017	$850,000	$1,700,000	$850,000	$1,100,000	Nil	$17,178	$4,517,178
President & CEO	2016	$750,000	$1,500,000	$1,500,000	$1,500,000	Nil	$14,948	$5,264,948
	2015	$750,000	$1,500,000	$750,000	$750,000	Nil	$16,514	$3,766,514

Sandip Rana	2017	$550,000	$550,000	$275,000	$850,000	Nil	$13,145	$2,238,145
Chief Financial Officer	2016	$450,000	$450,000	$1,000,000	$900,000	Nil	$10,467	$2,810,467
	2015	$450,000	$450,000	$225,000	$225,000	Nil	$11,756	$1,361,756

Paul Brink	2017	$600,000	$600,000	$300,000	$850,000	Nil	$11,924	$2,361,924
Senior Vice President,	2016	$500,000	$500,000	$1,000,000	$1,000,000	Nil	$12,017	$3,012,017
Business Development	2015	$500,000	$500,000	$250,000	$250,000	Nil	$11,756	$1,511,756

Lloyd Hong	2017	$500,000	$500,000	$250,000	$850,000	Nil	$14,303	$2,114,303
Chief Legal Officer &	2016	$400,000	$400,000	$1,000,000	$800,000	Nil	$16,148	$2,616,148
Corporate Secretary	2015	$400,000	$400,000	$200,000	$200,000	Nil	$15,216	$1,215,216

Jason O’Connell	2017	$220,000	$220,000	$110,000	$440,000	Nil	$14,190	$1,004,190
Vice President, Oil & Gas(6)	2016	$200,000	$200,000	$100,000	$300,000	Nil	$15,756	$815,756
	2015	$200,000	$200,000	$100,000	$100,000	Nil	$15,118	$615,118

Notes

(1)	Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officers was payable in Canadian dollars.
(2)

Represents time-based and performance-based RSUs. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date. Performance-based RSUs vest on the third anniversary of the grant date (i.e. December 11, 2018, December 11, 2019 and December 11, 2020) upon satisfaction of certain performance criteria as described in “Elements of Compensation – Restricted Share Units” in this section above in respect of the 2017 performance-based RSUs and as described in the Corporation’s management information circulars dated March 22, 2017 and March 21, 2016 in respect of the 2016 and 2015 performance-based RSUs, respectively. The value of the share-based awards was calculated using the 5‑day weighted average price on the TSX prior to the grant date (the “Grant Date Price”). The relevant grant dates and Grant Date Prices are as follows:

Grant date	Grant Date Price

December 11, 2017	$100.10

December 12, 2016 (as December 11, 2016 fell on a Sunday)	$75.45

December 11, 2015	$65.76

(3)

Represents stock options granted which will vest annually in equal thirds commencing on the first anniversary of the grant date. The fair value of stock options granted was calculated using a Black-Scholes option pricing model (the most commonly used form of fair value determination with respect to stock options). The relevant grant dates and Black-Scholes assumptions are as follows:

Grant date		Black-Scholes assumptions

	Risk-free rate	Life	Volatility	Dividend Yield

December 11, 2017	0.66%	5.0 years	37.67%	1.54%

December 12, 2016 (as December 11, 2016 fell on a Sunday)	0.66%	5.0 years	37.67%	1.54%

December 11, 2015	0.78%	5.0 years	35.35%	1.74%

(4)	Represent cash bonuses.
(5)	Includes all perquisites, including health and insurance benefits in all cases, $125 or less per month for fitness club memberships in some cases and parking costs in some cases.
(6)	Mr. O’Connell was appointed Vice President, Oil & Gas on May 1, 2016.

45

Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each executive officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

Each of Messrs. Harquail, Rana, Brink and Hong has entered into an employment agreement with the Corporation which provides for a base salary, subject to an annual review by the CCGC which may recommend to the Board increases to such base salary. Each such executive officer is also entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans. Each such executive officer is also eligible to participate in the 2010 Share Compensation Plan (and, if approved at the Meeting, the Amended and Restated Share Compensation Plan) and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Harquail has additionally agreed to hold for one year following departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans. Mr. O’Connell receives the same entitlements described above under his employment arrangements with the Corporation but is not subject to the Equity Ownership Policy for Executives as it only applies to C-suite executives.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the executive officers’ employment agreements, see “Termination and Change of Control Benefits” in this section below.

Clawback

The Named Executive Officers have each agreed to a claw back of their incentive compensation. If the Corporation’s financial statements are required to be restated due to the fraudulent behaviour or other intentional misconduct of such executive officers or they are found to have engaged in intentional, egregious misconduct, they have agreed to reimburse the Corporation for, or forfeit, as applicable, any entitlement to any bonus or other incentive-based or equity-based compensation received by them during the 12‑month period following the issuance/filing of the financial statements required to be restated or during the 12-month period prior to when the Corporation becomes aware of the misconduct, as applicable.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of the Corporation’s shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of such executive officer’s then current base salary as set out in the table below, depending on such executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the current market value of the common shares held and of the RSUs.  The following table summarizes the equity investment in the Corporation of each executive officer as at March 22, 2018 (including ownership requirements for 2018 and onwards).

46

Equity Investment Summary

Name	Ownership	Equity Ownership		Equity Ownership		Net Changes in		Value of		Additional
	Requirement(1)	as at March 22,		as at March 15,		Equity Ownership		Equity Investment at		Required
	(in C$)	2018		2017				March 22, 2018(2)		Investment
								(in C$)

		Common	RSUs	Common	RSUs	Common	RSUs	Common	RSUs
		Shares		Shares		Shares		Shares

David Harquail	3 times/	1,142,205	48,758	1,127,209	51,770	14,996	(3,012)	$100,491,196	$4,289,729	Nil
	$2,626,500

Sandip Rana	2 times/	35,731	15,027	32,897	15,867	2,834	(840)	$3,143,613	$1,322,075	Nil
	$1,133,000

Paul Brink	2 times/	208,646	16,585	206,581	17,667	2,065	(1,082)	$18,356,675	$1,459,148	Nil
	$1,236,000

Lloyd Hong	2 times/	4,414	13,469	3,157	13,730	1,257	(261)	$388,344	$1,185,003	Nil
	$1,030,000

Notes

(1)	2018 base salaries have been set as follows: C$875,500 for Mr. Harquail; C$566,500 for Mr. Rana; C$618,000 for Mr. Brink; and C$515,000 for Mr. Hong.
(2)	The closing price of the common shares on the TSX on March 22, 2018 was C$87.98 per share.

Other Information

There were no repricings during the financial year ended December 31, 2017. During the financial year ended December 31, 2017, no changes were made to the 2010 Share Compensation Plan. Please refer to pages 53 to 57 of this Circular for a summary of the Amended and Restated Share Compensation Plan, which contains certain proposed amendments to the 2010 Share Compensation Plan.

The share-based awards reported in the Summary Compensation Table above are for RSUs awarded pursuant to the 2010 Share Compensation Plan. During 2015, an aggregate of 44,860 RSUs were awarded to the Named Executive Officers, being 22,430 performance-based RSUs which will vest on December 11, 2018 upon satisfaction of certain performance criteria and 22,430 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2016). During 2016, an aggregate of 40,422 RSUs were awarded to the Named Executive Officers, being 20,211 performance-based RSUs which will vest on December 11, 2019 upon satisfaction of certain performance criteria and 20,211 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2017). During 2017, an aggregate of 35,666 RSUs were awarded to the Named Executive Officers, being 17,833 performance-based RSUs which will vest on December 11, 2020 upon satisfaction of certain performance criteria and 17,833 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2018).

The only awards of options reported in the Summary Compensation Table above are as follows: (i)  an award of stock options to the Named Executive Officers in 2015 as part of the annual incentive compensation program (an aggregate of 86,931 options were awarded, at an exercise price of $65.76, vesting over a three-year period); (ii) an award of stock options to the Named Executive Officers in 2016 as part of the annual incentive compensation program (an aggregate of 211,204 options were awarded, at an exercise price of $75.45, vesting over a three-year period); and (iii) an award of stock options to the Named Executive Officers in 2017 as part of the annual incentive compensation program and additional awards granted in 2017 (an aggregate of 58,911 options were awarded, at an exercise price of $100.10, vesting over a three-year period).

58,911 options were granted to Named Executive Officers in 2017 and, therefore, the Named Executive Officer option grant rate in 2017 as a percentage of the number of common shares outstanding was approximately 0.03%. A total of 97,789 options were granted by the Corporation in 2017 and the total option grant rate in 2017 as a percentage of the number of common shares outstanding was approximately 0.05%. The total cost of Named Executive Officer compensation in 2017 as a percentage of Adjusted EBITDA was approximately 1.8%.

47

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51‑102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value	payout
	underlying	price	date	in-the-money	units that	of share-	value of
	unexercised	(in C$)		options(2)	have not	based	vested
	options(1)			(in C$)	vested(3)	awards that	share-
						have not	based
						vested(4)	awards
						(in C$)	not paid
							out or
							distributed

David Harquail	35,803	$59.52	Dec. 11, 2024	$1,465,775	3,802	$381,949	Nil
	42,753	$65.76	Dec. 11, 2025	$1,483,529	11,405	$1,145,746
	68,871	$75.45	Dec. 11, 2026	$1,722,464	6,627	$665,748
	28,053	$100.10	Dec. 11, 2027	$10,099	9,940	$998,572
					8,492	$853,106
					8,492	$853,106

Sandip Rana	10,000	$31.39	May 22, 2020	$690,700	1,141	$114,625	Nil
	10,605	$55.58	Dec. 12, 2022	$475,952	3,422	$343,774
	15,144	$40.87	Dec. 11, 2023	$902,431	1,988	$199,714
	11,675	$59.52	Dec. 11, 2024	$477,975	2,982	$299,572
	12,826	$65.76	Dec. 11, 2025	$445,062	2,747	$275,964
	45,914	$75.45	Dec. 11, 2026	$1,148,309	2,747	$275,964
	9,076	$100.10	Dec. 11, 2027	$3,267

Paul Brink	12,373	$55.58	Dec. 12, 2022	$555,300	1,267	$127,283	Nil
	17,307	$40.87	Dec. 11, 2023	$1,031,324	3,802	$381,949
	13,076	$59.52	Dec. 11, 2024	$535,331	2,209	$221,916
	14,251	$65.76	Dec. 11, 2025	$494,510	3,313	$332,824
	45,914	$75.45	Dec. 11, 2026	$1,148,309	2,997	$301,079
	9,901	$100.10	Dec. 11, 2027	$3,564	2,997	$301,079

Lloyd Hong	10,384	$40.87	Dec. 11, 2023	$618,783	1,014	$101,866	Nil
	9,340	$59.52	Dec. 11, 2024	$382,380	3,041	$305,499
	11,401	$65.76	Dec. 11, 2025	$395,615	1,767	$177,513
	45,914	$75.45	Dec. 11, 2026	$1,148,309	2,651	$266,319
	8,251	$100.10	Dec. 11, 2027	$2,970	2,498	$250,949
					2,498	$250,949

Jason O’Connell	20,759	$59.52	Dec. 11, 2024	$849,873	253	$25,416	Nil
	5,700	$65.76	Dec. 11, 2025	$197,790	760	$76,350
	4,591	$75.45	Dec. 11, 2026	$114,821	883	$88,706
	3,630	$100.10	Dec. 11, 2027	$1,307	1,325	$133,110
					1,099	$110,406
					1,099	$110,406

Notes

(1)

Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10‑year term. Grant dates coincide with the date 10 years prior to the option expiration date.

(2)

The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 29, 2017 (as December 31, 2017 fell on a Sunday), which was $100.46 per share, less the exercise price of the options.

(3)

Represents time-based and performance-based RSUs. RSUs (ordered as time-based RSUs followed by performance-based RSUs) are listed in chronological order by grant date of December 11, 2015, December 11, 2016 and December 11, 2017, respectively. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date and the figures listed represent the one-third (December 11, 2015 original grant), two-thirds (December 11, 2016 grant) and full grant (December 11, 2017 grant), respectively, of the original grant of RSUs that remain unvested. Performance-based RSUs vest on the third anniversary of the award date (i.e. December 11, 2018, December 11, 2019 and December 11, 2020) upon satisfaction of certain performance criteria as described in “Elements of Compensation – Restricted Share Units” in this section above in respect of the 2017 Performance-based RSUs and as described in the Corporation’s management information circulars dated March 22, 2017 and March 21, 2016 in respect of the 2016 and 2015 performance-based RSUs, respectively.

48

(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 29, 2017 (as December 31, 2017 fell on a Sunday), which was $100.46 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51‑102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards	Share-based awards	Non-equity incentive
	Value vested during	Value vested during	plan compensation
	the year(1)	the year(2)	Value earned during
	(in C$)	(in C$)	the year
			(in C$)

David Harquail	$1,443,724	$1,962,607	$1,100,000

Sandip Rana	$636,271	$621,682	$850,000

Paul Brink	$669,697	$694,509	$850,000

Lloyd Hong	$590,793	$515,975	$850,000

Jason O’Connell	$363,592	$164,499	$440,000

Notes

(1)

Represents 33 1/3% of options granted on December 11, 2014, December 11, 2015 and December 11, 2016. The value vested during the year of option-based grants was calculated using the closing price of $98.15 on the TSX on the vesting date, which was December 11, 2017, less the exercise price of the options.

(2)

Represents: (i) performance-based RSUs which were granted on December 11, 2014 and vested on December 11, 2017 following determination by the CCGC that the performance-vesting criteria as more particularly described in the Corporation’s management information circular dated March 21, 2015 had been satisfied) and (ii) the portion of time-based RSUs which vested in 2017 in respect of time-based RSUs that were granted in 2014, 2015 and 2016, respectively (in each case, being 33 1/3% of the common shares subject to the original RSU grant) as set out below:

Name	Number of	Number of	Number of	Number of
	performance-based	time-based RSUs	time-based RSUs	time-based RSUs
	RSUs which vested in	granted in 2014	granted in 2015	granted in 2016
	2017	which vested in	which vested in	which vested in
		2017	2017	2017

David Harquail	9,661	3,221	3,801	3,313

Sandip Rana	3,150	1,050	1,140	994

Paul Brink	3,528	1,176	1,268	1,104

Lloyd Hong	2,520	840	1,013	884

Jason O’Connell	735	245	254	442

The value vested was calculated using the closing price of $98.15 on the TSX on the vesting date of December 11, 2017.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate	Unexercised			Value of
	Acquired on	Value	Options at			Unexercised
	Exercise	Realized(1)	Financial Year-End			In-the-Money
		(in C$)	Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
						Exercisable/
						Unexercisable
						(in C$)

David Harquail	82,947	$4,377,377	87,262	/	88,218	$ 3,028,949	/	$1,652,918

Sandip Rana	50,000	$3,363,065	71,280	/	43,960	$ 3,226,556	/	$917,141

Paul Brink	18,750	$1,529,616	67,562	/	45,260	$ 2,834,419	/	$933,920

Lloyd Hong	Nil	Nil	42,630	/	42,660	$ 1,647,695	/	$900,361

Jason O'Connell	21,936	$897,541	26,089	/	8,591	$ 1,019,999	/	$143,792

49

Notes

(1)

The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options.

(2)

The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 29, 2017 (as December 31, 2017 fell on a Sunday), which was $100.46 per share, less the exercise price of the options.

Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in “Compensation Discussion & Analysis” and below under “Other Information - Amended and Restated Share Compensation Plan”. An aggregate of 173,633 stock options held by four Named Executive Officers were exercised during the financial year ended December 31, 2017.

For 2018, incentive compensation will consist of an award of a cash bonus, time-based RSUs, performance-based RSUs and stock options which in the aggregate will be targeted at 200% of base salary (other than for the CEO, who will have a target of 400% of base salary). For illustrative purposes, if all pre-set corporate and personal objectives for 2018 are met, in 2018 cash bonuses, time-based RSUs, performance-based RSUs and stock options are targeted to be awarded as follows:

Illustrative Incentive Compensation
(in C$)

Name	Base Salary	Target 2018	Target 2018	Target 2018	Target 2018
		Cash Bonus	Time-Based RSUs	Performance-based RSUs	Stock Options

David Harquail	$875,500	$875,500	$875,500	$875,500	$875,500

Sandip Rana	$566,500	$283,250	$283,250	$283,250	$283,250

Paul Brink	$618,000	$309,000	$309,000	$309,000	$309,000

Lloyd Hong	$515,000	$257,500	$257,500	$257,500	$257,500

Jason O'Connell	$250,000	$125,000	$125,000	$125,000	$125,000

Termination and Change of Control Benefits

Each of Messrs. Harquail, Rana, Brink and Hong has entered into an employment agreement with the Corporation that provides for payments at, following, or in connection with, a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such executive officers’ responsibilities. Mr. O’Connell does not have any contractual termination or change of control provisions in respect of his employment with the Corporation.

Termination Benefits

If any of Messrs. Harquail, Rana, Brink or Hong is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), such executive officer will be entitled to a lump sum severance payment equal to the sum of 24 months’ base salary (determined as at the time of termination or resignation, as applicable). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the same 24 month period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the executive officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

   changes in an executive officer’s duties or status, including a material change to the executive officer’s reporting relationship;

   a change in aggregate compensation which would include annual base salary and the executive officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing

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aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

   failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;

   the Corporation requiring the executive officer to relocate; and

   failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement.

Change of Control Benefits

The executive officers have double-trigger “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the executive officer is terminated without cause or resigns for “good reason” within the twelve-month period following the “change of control”, the Corporation is required to provide to the executive officer a lump sum payment equal to a multiple of the executive officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control”; and (ii) the grant date dollar value of all share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the executive officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the executive officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the 2010 Share Compensation Plan (and, if approved at the Meeting, the Amended and Restated Share Compensation Plan), all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CCGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CCGC in its sole discretion.

For illustrative purposes, in accordance with Form 51‑102F6, the following table sets out the amounts payable:

a.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2017,
b.

if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2017 following a “change of control” (based on the applicable multiple and the actual base salary and bonus received for 2017, the specified period for benefits and the actual benefits received for 2017, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control), and

c.

if an executive officer had neither been terminated without just cause nor had resigned for “good reason” on December 31, 2017 following a “change of control” (based on the value of options and RSUs vested as of such date (assuming accelerated vesting of all options and RSUs as a result of the change of control).

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Name	Involuntary termination		Change of control		Change of control
	without cause or resignation		and involuntary		without involuntary
	for “good reason”		termination without		termination but assuming
	(a)		cause or resignation		accelerated vesting of
	(in C$)		for “good reason”		stock options and RSUs
			(b)		(c)
			(in C$)		(in C$)

David Harquail
Severance	$1,700,000	(1)	$9,000,000	(3)	Nil
Option-based awards value vested	Nil		$1,652,918	(4)(7)	$1,652,918	(4)(7)
Share-based awards value vested	Nil		$4,898,227	(5)(7)	$4,898,227	(5)(7)
Benefits	$34,356	(2)	$34,356	(3)(6)	Nil

Sandip Rana
Severance	$1,100,000	(1)	$3,337,500	(3)	Nil
Option-based awards value vested	Nil		$917,141	(4)(7)	$917,141	(4)(7)
Share-based awards value vested	Nil		$1,509,612	(5)(7)	$1,509,612	(5)(7)
Benefits	$26,290	(2)	$19,718	(3)(6)	Nil

Paul Brink
Severance	$1,200,000	(1)	$3,525,000	(3)	Nil
Option-based awards value vested	Nil		$933,920	(4)(7)	$933,920	(4)(7)
Share-based awards value vested	Nil		$1,666,130	(5)(7)	$1,666,130	(5)(7)
Benefits	$23,848	(2)	$17,886	(3)(6)	Nil

Lloyd Hong
Severance	$1,000,000	(1)	$3,150,000	(3)	Nil
Option-based awards value vested	Nil		$900,361	(4)(7)	$900,361	(4)(7)
Share-based awards value vested	Nil		$1,353,095	(5)(7)	$1,353,095	(5)(7)
Benefits	$28,606	(2)	$21,455	(3)(6)	Nil

Notes

(1)	Equal to 24 months’ base salary for each executive officer as disclosed in the Summary Compensation Table.
(2)	The actual amounts of perquisites for all executive officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for 24 months.
(3)

The multiple and corresponding compensation period used for calculating the applicable lump sum payments upon a “change of control” is: (i) 2 times or 24 months for Mr. Harquail and (ii) 1.5 times or 18 months for Messrs. Rana, Brink and Hong.

(4)

The value of stock options (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the 2010 Share Compensation Plan (and, if approved at the Meeting, the Amended and Restated Share Compensation Plan)) was calculated using the closing price of the common shares on the TSX on December 29, 2017 (as December 31, 2017 fell on a Sunday), which was $100.46 per share, less the exercise price of the options.

(5)

The value of RSUs (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the 2010 Share Compensation Plan (and, if approved at the Meeting, the Amended and Restated Share Compensation Plan)) was calculated using the closing price of the common shares on the TSX on December 29, 2017 (as December 31, 2017 fell on a Sunday), which was $100.46 per share.

(6)

The actual amounts of perquisites for all executive officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(7)

Under the terms of the 2010 Share Compensation Plan (and, if approved at the Meeting, the Amended and Restated Share Compensation Plan), all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CCGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CCGC in its sole discretion.

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OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51‑102F5 – Information Circular) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities	Weighted-average	Number of securities
	to be issued	exercise price of	remaining available for
	upon exercise of	outstanding options,	future issuance under
	outstanding options,	warrants and rights	equity compensation plans
	warrants and rights	(b)	(excluding securities
	(a)	(in C$)	reflected in column (a))
			(c)

Equity compensation plans approved by shareholders – 2010 Share Compensation Plan – RSUs	119,471	N/A	N/A(1)

Equity compensation plans approved by shareholders – 2010 Share Compensation Plan – Options	955,603	$64.48	N/A(1)

Total	1,075,074	N/A	1,026,058(1)

Note

(1)	The weighted average term in respect of outstanding options is 7.47 years.

2010 Share Compensation Plan

Background:  The 2010 Share Compensation Plan was approved by shareholders at the annual and special meeting of shareholders held on May 12, 2010 (and was amended in November 2010 to update the tax and source deduction provisions relating to RSUs). The 2010 Share Compensation Plan replaced the Corporation’s stock option plan established at the time of its IPO (the “Option Plan”) and the Corporation’s original restricted share unit plan (the “Restricted Share Unit Plan”). Outstanding options that were granted under the Option Plan remain outstanding pursuant to their original terms but are included in and counted against the 2010 Share Compensation Plan reserve. There are no RSUs outstanding under the Restricted Share Unit Plan. Please see the Corporation’s management information circular dated April 7, 2010 for a summary of the terms of the Option Plan.

Plan Maximum and Common Shares Reserved for Issuance Under the 2010 Share Compensation Plan:  The 2010 Share Compensation Plan has a fixed maximum of 5,700,876 common shares, representing approximately 3.07% of the issued and outstanding common shares as of December 31, 2017.

Common Shares Available for Issuance Under the 2010 Share Compensation Plan:  An aggregate of 1,026,058 common shares remain available for issuance pursuant to future grants and an aggregate of 1,075,074 common shares remain available for issuance for outstanding awards granted under the 2010 Share Compensation Plan (being approximately 0.55% and 0.58%, respectively, of the issued and outstanding common shares as of December 31, 2017).

Annual Burn Rates: The Corporation’s annual burn rate under the 2010 Share Compensation Plan for each of the Corporation’s three most recently completed fiscal years are as follows:

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Burn Rates under the 2010 Share Compensation Plan

	2015	2016	2017

Total number of annual awards granted under 2010 Share Compensation Plan (1)	277,290	314,343	139,629

Weighted average number of common shares outstanding (2)	156,844,921	175,249,197	182,870,634

Burn Rate	0.18%	0.18%	0.08%

Notes

(1)     Includes options, performance-based RSUs, time-based RSUs.

(2)     Calculated in accordance with the CPA Canada Handbook: The weighted average number of common shares outstanding during the period is the number of common shares outstanding at the beginning of the applicable fiscal year, adjusted by the number of common shares bought back or issued during the applicable fiscal year multiplied by a time-weighting factor. The time-weighting factor is the number of days that the common shares are outstanding as a proportion of the total number of days in the applicable fiscal year.

Amendments to the 2010 Share Compensation Plan:  During the year ended December 31, 2017, no amendments were made to the 2010 Share Compensation Plan.

Amended and Restated Share Compensation Plan

Shareholders of the Corporation are being asked to vote at the Meeting to approve amendments to the 2010 Share Compensation Plan as contained in the Amended and Restated Share Compensation Plan. Such amendments are being proposed in order to (i) refresh the number of shares issuable under the plan as it has been eight years since the reserve was established, and (ii) implement recommended limitations on non-executive director participation in the plan.  The specific amendments are as follows:

   Increase the number of common shares authorized for issuance under the Amended and Restated Share Compensation Plan by 4,000,000 common shares from 5,700,876 common shares to a total of 9,700,876 (being approximately 5.2% of the issued an outstanding shares as of December 31, 2017).  After accounting for all common shares previously issued under the 2010 Share Compensation Plan and deducted from the plan pursuant to option exercises and vesting of RSUs, the number of common shares reserved for issuance under the Amended and Restated Share Compensation Plan will be 6,101,132 common shares (being approximately 3.3% of the issued and outstanding shares as of December 31, 2017) consisting of 1,075,074 common shares reserved for issuance pursuant to existing unexercised option and unvested RSU grants and 5,026,058 common shares available for issuance pursuant to future grants (being approximately 0.58% and 2.7%, respectively, of the issued and outstanding shares as of December 31, 2017).

   Revise the participation limits for non-employee directors under the Amended and Restated Share Compensation Plan such that (i) the number of common shares reserved for issuance over the life of the Amended and Restated Share Compensation Plan to such non-employee directors shall be limited to 1.00% of the common shares then issued and outstanding; and (ii) annual grants shall be limited to a grant value of C$100,000 per non-employee director per year.

On March 7, 2018, the Board adopted the Amended and Restated Share Compensation Plan, subject to receiving shareholder approval at the meeting for those amendments set out in the Share Compensation Plan Resolution. If shareholders of the Corporation do not approve the Share Compensation Plan Resolution, the Amended and Restated Share Compensation Plan will terminate and the 2010 Share Compensation Plan will continue in force but without giving effect to the amendments. Options and restricted share units granted under the 2010 Share Compensation Plan will continue unaffected.

The ensuing description is a summary of the Amended and Restated Share Compensation Plan. Such summary is qualified in its entirety by the full text of the Amended and Restated Share Compensation Plan, which is set out in Schedule “A” to this Circular. Shareholders are encouraged to read the full text of the Amended and Restated Share Compensation Plan before voting “for” or “against” the resolution approving such plan.

Purpose: The stated purpose of the Amended and Restated Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

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Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the Amended and Restated Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the Amended and Restated Share Compensation Plan in respect of RSUs. Under the Amended and Restated Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restriction on the Award of RSUs and Grant of Options” in this section below.

Administration:  The Amended and Restated Share Compensation Plan is administered by the CCGC, which determines, from time to time, the eligibility of persons to participate in the Amended and Restated Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Restriction on the Award of RSUs and Grant of Options:  Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the Amended and Restated Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the Amended and Restated Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the Amended and Restated Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the Amended and Restated Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance over the life of the Amended and Restated Share Compensation Plan to non-employee directors pursuant to options under the Amended and Restated Share Compensation Plan is limited to 1.00% of the common shares then issued and outstanding.  Further, annual grants are limited to a grant value of C$100,000 per non-employee director per year based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)

Mechanics for RSUs: RSUs awarded to participants under the Amended and Restated Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Amended and Restated Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Amended and Restated Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the award have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the Amended and Restated Share Compensation Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.

(b)

Vesting:  The Amended and Restated Share Compensation Plan provides that:  (i) at the time of the award of RSUs, the CCGC will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance-vesting; (iii) RSUs with time-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (iv) RSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. Currently, the CCGC has determined that performance-based RSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs. It is the CCGC’s current intention that RSUs will be awarded with both time-based vesting provisions and performance-based vesting provisions as components of the Corporation’s long-term, at-risk, incentive compensation program.

Options:

(a)

Mechanics for Options:  Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted

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under the Amended and Restated Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the grant have been satisfied. However, participants may also elect to exercise options pursuant to a broker-assisted cashless exercise, which provides for a full deduction of the number of underlying common shares from the Amended and Restated Share Compensation Plan’s reserve. Specifically, the Amended and Restated Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.

(b)

Vesting:  The Amended and Restated Share Compensation Plan provides that at the time of the grant of options, the CCGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CCGC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.

(c)

Exercise Price:  The CCGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment:  A person participating in the Amended and Restated Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

Blackout Periods:  Under the Amended and Restated Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control:  The Amended and Restated Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CCGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options, for consideration in the form of cash and/or securities.

Transferability:  RSUs awarded and options granted under the Amended and Restated Share Compensation Plan are non-transferable other than in accordance with the Amended and Restated Share Compensation Plan.

Amendment Provisions in the Amended and Restated Share Compensation Plan:  The Board may amend the Amended and Restated Share Compensation Plan or any RSU or option at any time without the consent of any participants under the Amended and Restated Share Compensation Plan provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the Amended and Restated Share Compensation Plan;
(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and
(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:
(i)	amendments of a “housekeeping nature”, including any amendment to the Amended and Restated Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or

56

accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Amended and Restated Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;
(iii)	a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);
(iv)

a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)

the introduction of features to the Amended and Restated Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the Amended and Restated Share Compensation Plan to such broker who would purchase common shares through the facilities of the TSX for such persons;

(vi)

the introduction of features to the Amended and Restated Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants under the Amended and Restated Share Compensation Plan;

(vii)

the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Amended and Restated Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and

(viii)	change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Amended and Restated Share Compensation Plan would:

(a)

increase the fixed maximum number of common shares issuable under the Amended and Restated Share Compensation Plan, other than by virtue of the adjustment provisions in the Amended and Restated Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;

(b)	increase the limits referred to in this section above under “Restriction on the Award of RSUs and Grant of Options”;
(c)	permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;
(d)	permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;
(e)	reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);
(f)	extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or
(g)	amend the amendment provisions in the Amended and Restated Share Compensation Plan.

Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

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Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors and Officers Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of US$80 million in each policy year. The deductible amount on the policy is US$1 million and the total annual premium for the policy for 2018 is US$388,800, which excludes any commissions paid to brokers.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The Canada Business Corporations Act, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received by December 17, 2018 to be considered for inclusion in the management information circular and the form of proxy for the 2019 annual meeting of shareholders, which is expected to be held on or about May 8, 2019.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2017.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2017 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 22, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

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SCHEDULE “A”

FRANCO-NEVADA CORPORATION

AMENDED AND RESTATED SHARE COMPENSATION PLAN

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:
(a)	“Account” has the meaning attributed to that term in section 4.9;
(b)	“Administrators” means the Board or such other persons as may be designated by the Board from time to time;
(c)	“associate” has the meaning attributed to that term in the Securities Act (Ontario);
(d)	“Award Date” means the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1;
(e)

“Blackout Period” means the period during which designated directors, officers and employees of the Corporation cannot trade the Common Shares pursuant to the Corporation’s policy respecting restrictions on directors’, officers’ and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject);

(f)	“Board” means the board of directors of the Corporation from time to time;
(g)	“Business Day” means each day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, Canada;
(h)	“Change of Control” means:
(i)

the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii)

the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation, or

(iii)

the completion of a sale whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(i)	“Common Shares” means the common shares of the Corporation;
(j)

“Consultant” means an individual (including an individual whose services are contracted for through a corporation) or corporation with whom the Corporation or any of its Subsidiaries has a written contract for services;

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(k)	“Corporation” means Franco-Nevada Corporation, a corporation amalgamated under the Canada Business Corporations Act and the successors thereof;
(l)	“Effective Date” means May 12, 2010;
(m)	“Eligible Person” means:

(i)any officer or employee of the Corporation and/or any officer or employee of any Subsidiary and, solely for purposes of the grant of Options, any non-employee director of the Corporation and/or any non-employee director of any Subsidiary; and

(ii)a Consultant;

(n)

“Event of Termination” means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(o)

“Fair Market Value” of a Common Share on a day means the weighted average trading price of the Common Shares on any exchange where the Common Shares are listed (including the TSX) for the last five trading days prior to such day;

(p)	“Grant Date” means the date or dates on which a grant of Options is made to a Participant in accordance with section 5.1;
(q)	“insider” has the meaning attributed to that term in the Securities Act (Ontario);
(r)	“Insider Participant” means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);
(s)

“Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(t)	“Option” means an option granted to an Eligible Person under the Plan to purchase Common Shares;
(u)	“Option Agreement” has the meaning attributed to that term in section 2.4(c) hereto;
(v)	“Option Confirmation” has the meaning attributed to that term in section 2.4(c) hereto;
(w)	“Participant” means an Eligible Person selected by the Board to participate in the Plan in accordance with section 3.1 hereof;
(x)	“Plan” means this share compensation plan, as amended, replaced or restated from time to time;
(y)

“reserved for issuance” refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(z)	“Restricted Share Unit” means a right granted in accordance with section 4.1 hereof to receive a Common Share that becomes vested in accordance with section 4.3;
(aa)	“Restricted Share Unit Agreement” has the meaning attributed to that term in section 2.4(c);
(bb)	“Restricted Share Unit Confirmation” has the meaning attributed to that term in section 2.4(c);
(cc)	“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential

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issuance of Common Shares to directors, officers and employees of the Corporation and any of its Subsidiaries or to consultants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; provided, however, that “Share Compensation Arrangement” does not include Common Shares owned by an Eligible Person or in respect of which an Eligible Person has subscribed prior to the completion of the initial public offering of the Corporation;

(dd)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario) and “Subsidiaries” shall have a corresponding meaning; and
(ee)	“TSX” means the Toronto Stock Exchange.

1.2        Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3        Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4        References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

2.	PURPOSE AND ADMINISTRATION OF THE PLAN
2.1

Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, if any, and its shareholders by: (i) ensuring that the interests of key Eligible Persons are aligned with the success of the Corporation and its Subsidiaries, if any; (ii) encouraging stock ownership by key Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate key Eligible Persons.

2.2

Shares Subject to the Plan: The shares subject to the Plan shall be Common Shares. The Common Shares for which Restricted Share Units are awarded and Options are granted shall be authorized but unissued Common Shares. The aggregate number of Common Shares that may be issued under the Plan is limited to 9,700,876 Common Shares, subject to increase or decrease by reason of any of the events referred to in sections 4.7 and  5.8 hereof, or as may otherwise be permitted by applicable law and the TSX. Where Restricted Share Units or Options are settled for cash under sections 4.6,  5.6 or 5.7, a full deduction of the number of underlying Common Shares subject to such Restricted Share Units or Options, as applicable, from the Plan reserve shall be made.

2.3

Limit on Issuance of Common Shares: The total number of Common Shares issuable to any Participant under this Plan and any other Share Compensation Arrangements shall not exceed 5% of the aggregate issued and outstanding Common Shares at the Award Date or Grant Date, as applicable. Except with the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Corporation, excluding the votes attaching to Common Shares beneficially owned by Insider Participants to whom Common Shares may be issued pursuant to this Plan, no Restricted Share Units shall be awarded and no Options shall be granted to any Participant if such award or grant, as applicable, could result, at any time, in:

(a)

the number of Common Shares reserved for issuance to Participants pursuant to Restricted Share Units and Options together with any other Share Compensation Arrangements exceeding 5% of Common Shares then issued and outstanding;

(b)	the number of Common Shares issuable to Insider Participants (under this Plan and any other Share Compensation Arrangements), at any time exceeding 5% of Common Shares then issued and outstanding;
(c)

the number of Common Shares issued to Insider Participants (under this Plan and any other Share Compensation Arrangements), within any one-year period, exceeding 5% of Common Shares then issued and outstanding; or

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(d)	the number of Common Shares issued to any Participant, within any one-year period, exceeding 5% of Common Shares then issued and outstanding.

In the event that the Corporation purchases Common Shares for cancellation or any conversion, exchange or purchase rights for Common Shares attached to any securities of the Corporation expire or otherwise are extinguished, the Corporation shall be deemed to be in compliance with the foregoing maximum limits, if immediately prior to such purchase, expiration or other extinguishment, the Corporation was in compliance with such limits.

In addition, the number of Common Shares reserved for issuance over the life of the Plan to Participants who are non-employee directors pursuant to Options shall be limited to 1.00% of the Common Shares then issued and outstanding. In addition, annual grants shall be limited to a grant value of $100,000 per non-employee director per year based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

2.4

Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation and Corporate Governance Committee of the Board. Subject to section 2.3 hereof and other limitations of the Plan, the Administrators shall have the power and authority to:

(a)	adopt rules and regulations for implementing the Plan;
(b)

determine the eligibility of persons to participate in the Plan, when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(c)

determine the forms of restricted share unit confirmation (“Restricted Share Unit Confirmation”) and restricted share unit agreement (“Restricted Share Unit Agreement”) for each Restricted Share Unit, and the forms of option confirmation (“Option Confirmation”) and option agreement (“Option Agreement”) for each Option;

(d)	interpret and construe the provisions of the Plan;
(e)	subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional; and
(f)	make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.
3.	ELIGIBILITY AND PARTICIPATION IN PLAN
3.1

The Plan and Participation: The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof; provided, however, that Restricted Share Units shall not be awarded to non-employee directors of the Corporation in any circumstance.

3.2

Agreements: All Restricted Share Units awarded hereunder shall be evidenced by a Restricted Share Unit Agreement between the Corporation and the Participant. All Options granted hereunder shall be evidenced by an Option Agreement between the Corporation and the Participant.

4.	AWARD OF RESTRICTED SHARE UNITS
4.1

Award of Restricted Share Units: Subject to the terms and conditions of this Plan, the Administrators shall determine to whom Restricted Share Units pursuant to the Plan will be awarded, the number of Restricted Share Units to be awarded and credited to each Participant’s Account, the Award Date and, subject to section 4.3 hereof, the applicable vesting criteria. Upon the award of Restricted Share Units, the number of Restricted

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Share Units awarded to a Participant shall be credited to the Participant’s Account effective as of the Award Date.
4.2

Restricted Share Unit Confirmation: Upon the award of each Restricted Share Unit, a Restricted Share Unit Confirmation specifying the vesting criteria, shall be delivered by the Administrators to the Participant.

4.3	Vesting:
(a)

Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall determine in their sole discretion the vesting criteria applicable to the awarded Restricted Share Units.

(b)

For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c)

At a minimum, Restricted Share Units with time vesting criteria shall vest in respect of 33 1/3 % of the Common Shares subject to the Restricted Share Units on the first day after each of the first three anniversaries of the Award Date of such Restricted Share Units and Restricted Share Units with performance vesting criteria shall vest on the first day after the first anniversary of the Award Date of such Restricted Share Units.

(d)

Notwithstanding the foregoing in this section 4.3, all vesting and issuances or payments, as applicable, shall be completed no later than December 15 of the third calendar year commencing after an Award Date.

4.4

Blackout Periods: Should the vesting date of a Restricted Share Unit fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such vesting date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the vesting date for such Restricted Share Unit for all purposes under the Plan. Notwithstanding section 6.3 hereof, the ten Business Day period referred to in this section 4.4 may not be extended by the Board.

4.5

Common Shares Issued by the Corporation on Vesting: As soon as practicable after the relevant vesting date of any award of Restricted Share Units under the Plan, the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s Restricted Share Units in the Participant’s Account will be duly issued as fully paid and non-assessable and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares issuable pursuant to Restricted Share Units until that person or entity becomes the holder of record of those Common Shares.

4.6

Taxes and Source Deductions:  The Corporation or an affiliate may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares.  Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; (iii) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Corporation is required to remit, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iv) sell, on behalf of the Participant, that number of Common Shares to be issued upon the vesting of any Restricted Share Units such that the amount withheld by the Corporation from the proceeds of such sale will be sufficient to satisfy any taxes

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required to be remitted by the Corporation for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted for the account of the Participant.

4.7

Adjustments: Appropriate adjustments with respect to Restricted Share Units awarded or to be awarded and in the number of Common Shares that are available for Restricted Share Units under the Plan may be made by the Administrators to give effect to any change in the number of Common Shares of the Corporation resulting from rights offerings or subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation.

4.8	Rights Upon an Event of Termination:
(a)

If an Event of Termination has occurred, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant’s Account, if any, shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof.

(b)

If an Event of Termination has occurred, any unvested Restricted Share Units in the Participant’s Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled.

(c)

Notwithstanding the foregoing in (b), if a Participant retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based Restricted Share Units in the Participant’s Account shall not be forfeited by the Participant or cancelled and instead shall vest after the Event of Termination has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

(d)

Notwithstanding the foregoing in (b), if a Participant is terminated for just cause, each unvested Restricted Share Unit in the Participant’s Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e)

For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable notice of termination, severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.9

Restricted Share Unit Accounts: A separate notional account for Restricted Share Units shall be maintained for each Participant (an “Account”). Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.8 hereof, the Restricted Share Units credited to the Participant’s Account will be cancelled.

4.10	Record Keeping: The Corporation shall maintain records in which shall be recorded:
(a)	the name and address of each Participant;
(b)	the number of Restricted Share Units credited to each Participant’s Account;
(c)	any and all adjustments made to Restricted Share Units recorded in each Participant’s Account; and
(d)	any other information which the Corporation considers appropriate to record in such register.

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5.	GRANT OF OPTIONS
5.1

Grant of Options: Subject to the terms and conditions of this Plan, the Administrators shall determine to whom Options pursuant to the Plan will be granted, the number of Options to be granted, the Grant Date, the exercise price of each Option, the expiration date of each Option and, subject to section 5.3 hereof, the applicable vesting criteria; provided, however that the exercise price shall not be less than the Fair Market Value on the Grant Date.

5.2	Option Confirmation: Upon the grant of each Option, an Option Confirmation shall be delivered by the Administrators to the Participant.
5.3	Vesting:
(a)	Subject to subsection (b) below, at the time of the grant of Options, the Administrators shall determine in their sole discretion the vesting criteria applicable to the granted Options.
(b)

Unless otherwise determined by the Administrators, Options shall vest and become exercisable in respect of 33 1/3 % of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the Grant Date of such Options.

5.4

Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the date on which it is granted. Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan.  Notwithstanding section 6.3 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5	Exercise of Option:
(a)

An Option that has vested in accordance with the provisions of this Plan and the applicable Option Confirmation may be exercised at any time, or from time to time, during its term as to any number of whole Common Shares that are then available for purchase; provided that no partial exercise may be for less than 100 whole Common Shares.  An Option may be exercised by delivery of a written notice of the election to the Administrators in the form set forth in the Option Agreement with respect to the Option, or in any other form acceptable to the Administrators.  The aggregate amount to be paid for the Common Shares to be acquired pursuant to the exercise of an Option shall accompany the written notice.

(b)

Upon actual receipt by the Administrators of written notice and a cheque for the aggregate exercise price, the number of Common Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable and the Participant exercising the Option shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares.  No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares subject to Options until that person or entity becomes the holder of record of those Common Shares.

5.6

Cashless Exercise: If the Common Shares are listed and posted for trading on a stock exchange or market, a Participant may elect a cashless exercise in a notice of exercise if the Common Shares issuable on the exercise are to be immediately sold.  In such case, the Participant will not be required to deliver to the Administrators a cheque for the aggregate exercise price referred to in section 5.5.  Instead the following procedure will be followed:

(a)The Participant will instruct a broker selected by the Participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, the Common Shares issuable on the exercise of Options, as soon as possible at the then applicable bid price of the Common Shares.

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(b)On the trade date, the Participant will deliver the exercise notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the exercise price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation’s withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

(c) The broker will deliver to the Participant the remaining proceeds of sale, net of the brokerage commission.

5.7

Taxes and Source Deductions:  The Corporation or an affiliate may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Options or any issuance of Common Shares.  Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) sell, on behalf of the Participant, that number of Common Shares to be issued upon the exercise of Options such that the amount withheld by the Corporation from the proceeds of such sale will be sufficient to satisfy any taxes required to be remitted by the Corporation for the account of the Participant.  Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted for the account of the Participant.

5.8

Adjustments: Appropriate adjustments with respect to Options granted or to be granted, in the number of Common Shares that are available for Options and in the exercise price for such Common Shares under the Plan may be made by the Administrators to give effect to any change in the number of Common Shares of the Corporation resulting from rights offerings or subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation.

5.9	Rights Upon an Event of Termination:
(a)

If an Event of Termination has occurred, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b)

Except as otherwise stated herein or otherwise determined by the Administrators in their discretion, upon the occurrence of an Event of Termination, the vested Options granted to the effected Participant that are available for exercise may be exercised only before the earlier of:

(i)	the termination of the Option; and
(ii)	six months after the date of the Event of Termination.
(c)

Notwithstanding the foregoing in (a) and (b), if a Participant is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

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(d)

For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable notice of termination, severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.10	Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:
(a)	the name and address of each holder of Options;
(b)	the number of Common Shares subject to Options granted to each holder of Options;
(c)	the term of the Option and exercise price, including adjustments for each Option granted; and
(d)	any other information which the Corporation considers appropriate to record in such register.
6.	GENERAL
6.1	Effective Date of Plan: The Plan shall be effective as of the Effective Date.
6.2	Change of Control:
(a)

Notwithstanding any other provision of this Plan, all unvested Restricted Share Units and all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time as determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including by surrendering such Restricted Share Units and Options to the Corporation or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion.

(b)

To the extent that any Options are to be surrendered in connection with a Change of Control transaction, an election in prescribed form in accordance with subsection 110(1.1) of the Income Tax Act (Canada) will be prepared and filed by or on behalf of the Corporation, stating that neither the Corporation  nor any person not dealing at arm’s length with the Corporation will deduct in computing its income any amount in respect of the payment to or for the benefit of the Participant in consideration for the surrender of that Option.  The election shall be filed in a timely manner and in any event, prior to the filing due date of the Participant’s income tax return for the year in which the Option is surrendered, and evidence in writing of the election shall be provided to the Participant for filing by the Participant with the Participant’s income tax return.

6.3	Amendment or Termination of Plan: The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:
(a)	not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of sections 4.7 and 5.8 hereof;
(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and
(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:
(i)

amendments of a “housekeeping nature”, including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

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(ii)	amendments that are necessary for Restricted Share Units or Options to qualify for favourable treatment under applicable tax laws;
(iii)	a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);
(iv)

a change to the termination provisions of any Option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(v)

the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares through the facilities of the TSX for such Participants;

(vi)

the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units,  make lump sum cash payments to Participants;

(vii)	the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and
(viii)	change the application of sections 4.7 and 5.8 hereof (Adjustments) and section 6.2 (Change of Control).

For greater certainty, shareholder approval shall be required in circumstances where an amendment to the Plan would:

(a)increase the fixed maximum number of Common Shares issuable under the Plan, other than by virtue of sections 4.7 and 5.8 hereof, or change from a fixed maximum number of Common Shares to a fixed maximum percentage of issued and outstanding Common Shares;

(b)increase the limits in section 2.3;

(c)permit the award of Restricted Share Units to non-employee directors of the Corporation or change in the limitations on grants of Options to non-employee directors;

(d)permit Restricted Share Units or Options to be transferable or assignable other than for normal estate settlement purposes;

(e)reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f)extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(g)amend this section 6.3.

The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants’ Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

6.4

Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant’s Restricted Share Units or Options or any rights the Participant has under the Plan.

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6.5

Rights as a Shareholder: Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments other than the adjustments provided under sections 4.7 and 5.8).

6.6	No Effect on Employment, Rights or Benefits:
(a)	The terms of employment shall not be affected by participation in the Plan.
(b)

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant’s employment or agreement with a Consultant at any time for any reason whatsoever.

(c)

Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.7

Market Value of Common Shares: The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

6.8	Compliance with Applicable Law:
(a)

If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

(b)

The award of Restricted Share Units, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the TSX. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators.

6.9	Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
6.10

Subject to Approval: The Plan is adopted subject to the approval of the TSX and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.11

Special Terms and Conditions Applicable to U.S. Participants: Common Shares required to be issued to a U.S. Participant upon the vesting of such Participant’s Restricted Share Units in the Participant’s Account will be duly issued as soon as practicable, but in all events, no later than March 15 of the calendar year following the calendar year in which the vesting date occurs.  The Administrators shall not, at their discretion, extend the vesting date of any Restricted Share Unit in such a manner that would result in a deferral of compensation that violates section 409A of the U.S. Internal Revenue Code of 1986, as amended. For purposes of this paragraph, “U.S. Participant” means a Participant who is a citizen of the United States or a resident of the

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United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the U.S. Internal Revenue Code of 1986, as amended.

ADOPTED by the Board of Directors the 7th day of March, 2018.

(To be approved by Shareholders of the Corporation on May 9, 2018)

FRANCO-NEVADA CORPORATION

Per: “Lloyd Hong”

Chief Legal Officer & Corporate Secretary

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SCHEDULE “B”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.           PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.           COMPOSITION

The Board of Directors shall be composed of between six and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58‑101 – Disclosure of Corporate Governance Practices.

3.           RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)

to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b)	enhancing the reputation, goodwill and image of Franco-Nevada;
(c)

adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;

(d)

the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit and risk committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;

(e)

ensuring, with the assistance of the compensation and corporate governance committee of the Board (the “Compensation and Corporate Governance Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and Corporate Governance Committee;

(f)

assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and Corporate Governance Committee;

(g)

ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit and Risk Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;

(h)	establishing the Audit and Risk Committee as a standing audit committee of the Board;
(i)

developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and Corporate Governance Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;

(j)

ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and

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(k)	establishing measures for receiving feedback from stakeholders.

4.           EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

(d)

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.

(e)

Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Compensation and Corporate Governance Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.

(f)

Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.

(g)

Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.

(h)

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

5.           MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for

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permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.           MEETINGS

The Board of Directors will meet not less than four times per year:  three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.           INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.           EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.           ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and Corporate Governance Committee shall, in a manner it determines to be appropriate:

(a)

conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and

(b)	review and assess the adequacy of this mandate on an annual basis.

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